Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

PHOENIX COLOR CORP.,

VISANT CORPORATION,

COYOTE HOLDCO ACQUISITION COMPANY LLC,

Louis LaSorsa

(As Stockholders’ Representative)

AND

THE STOCKHOLDERS NAMED ON THE SIGNATURE PAGES HERETO

Dated as of February 11, 2008

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-iii-

Section 10.16	Construction	71

Section 10.17	Stockholders’ Representative	72

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INDEX

Page
Accounting Firm	18
Accounts Payable	1
Adequate Working Capital	1
Affiliate	2
Aggregate Optionholder Escrow Amount	2
Aggregate Share Consideration	12
Aggregate Stockholder Escrow Amount	2
Agreement	1
Ancillary Agreements	2
Annual Financial Statements	24
Approving Stockholder	72
Audited Balance Sheets	24
Benefit Plans	33
Books and Records	2
Business	2
Business Contracts	2
Business Day	2
Cancelled Shares	12
CERCLA	3
Certificate of Merger	11
Certificates	12
Chosen Courts	70
CIC Payments	8
Claim Notice	63
Class A Common Stock	12
Class A Shares	12
Class B Common Stock	12
Class B Shares	12
Closing	11
Closing Date	11
Closing Date Working Capital	2
Closing Date Working Capital Statement	2
Code	2
Company	1
Confidentiality Agreement	45
Contracts	2
Control	3
Credit Agreement	3
Current Assets	3
Current Liabilities	3
Debt Documents	53
Debt Offer	53
DGCL	10
Direct Claim	66
Disclosure Schedule	3
Dissenting Shares	19
Dissenting Stockholder	19
Effective Time	11
Employees	3
Encumbrances	3
Environmental Claims	3
Environmental Conditions	3
Environmental Law	3
ERISA	4
ERISA Affiliate	33
ERISA Plans	33
ESBOP	4
Escrow Account	4
Escrow Agent	4
Escrow Agreement	4
Excluded Shares	12
Financial Statements	24
Funding Source	48
GAAP	4
Governmental Authorizations	4
Governmental Entity	23
Gross Purchase Price	4
Hazardous Substance	4

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HSR Act	4
Indebtedness	4
Indemnified Parties	61
Indemnifying Party	63
Indenture	53
Information Statement	48
Insurance Policies	32
Intellectual Property	5
Intellectual Property Contracts	5
Interim Financial Statements	24
Inventory	39
IRS	5
ISRA	5
ISRA Closing Compliance	47
IT Assets	6
Knowledge	6
Law	6
Leased Real Property	26
Leases	27
Liabilities	6
Licensed Intellectual Property	6
LNA	47
Losses	61
Material Adverse Effect	6
Material Contracts	31
Merger	1
Merger Sub	1
Multiemployer Plan	33
New Jersey Property	47
NJDEP	47
Non-Plan Shares	6
Notes	6
Notice Period	63
Objection	17
Option	15
Option Settlement Amount	15
Optionholder	15
Optionholders Escrow Amount	6
Order	7
Ordinary Course	7
Owned Real Property	26
Parent	1
Parent Indemnified Parties	61
Participant Information Statement	49
PBGC	34
Pension Plan	33
Permitted Encumbrances	7
Person	7
Personal Property	7
Phoenix	1
Phoenix Common Stock	12
Phoenix Indebtedness	8
Phoenix Required Approvals	8
Phoenix Trademarks	8
Plan Participant	49
Plan Trustee	49
Post-Closing Tax Period	52
Pre-Closing Returns	50
Pre-Closing Tax Period	50
Principal Stockholders	8
Proceedings	31
Purchase Price	8
Purchase Price Adjustment Amount	18
Purchase Price Per Share	15
RCRA	3
Real Property	26
Rebates	9
Redemption	53
Refunds	9
Registered	9
Related to the Business	9
Remediation Agreement	47
Requisite Consents	53
Restricted Shares	16
Restrictive Covenant Agreement	9
Scheduled Intellectual Property	28
SEC	9
Sellers Indemnified Parties	63

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SERP	9
Share Consideration	12
Share Number	15
Shares	12
Solicitation	53
Stockholder Approval	1
Stockholder Escrow Amount	9
Stockholders	9
Stockholders’ Representative	9
Straddle Period	50
Straddle Returns	50
Subsidiary	9
Survival Period	61
Surviving Corporation	11
Tax Returns	9
Taxes	10
Termination Date	59
Third Party Claim	63
Threshold	62
Titles	26
Top Customers	25
Top Suppliers	25
Trade Secrets	5
Unaudited Balance Sheet	24
Visant	1
Working Capital	10
Working Capital Estimate	17
Working Capital Objection Period	17

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AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 11, 2008, by and among Visant Corporation, a Delaware corporation (“Visant” or “Parent”), Coyote Holdco Acquisition Company LLC, a Delaware limited liability company (“Merger Sub”), Phoenix Color Corp., a Delaware corporation (“Phoenix” or “Company”), Louis LaSorsa, as Stockholders’ Representative, and the Stockholders named on the signature pages hereto (as defined below).

WITNESSETH:

WHEREAS, the parties intend that Merger Sub be merged with and into Phoenix, with Phoenix surviving that merger on the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, the board of directors of Phoenix has (i) determined that it is in the best interests of Phoenix and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Phoenix of this Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the board of directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, holders of a majority of shares of Class A Common Stock, including the Principal Stockholders, have executed, and delivered to Parent, their written consent adopting this Agreement and the transactions contemplated hereby, including the Merger (“Stockholder Approval”);

NOW, THEREFORE, in consideration of the foregoing and the respective agreements, covenants, representations, warranties and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Specific Definitions. As used in this Agreement, the following terms shall have the meanings set forth or referenced below:

“Accounts Payable” shall mean all current trade payables of Phoenix and its Subsidiaries or the Business as of the Closing arising out of the receipt of goods or services by the Business.

“Adequate Working Capital” shall mean $6,829,000.

“Affiliate” shall, as applied to any Person, mean any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person.

“Aggregate Stockholder Escrow Amount” shall mean $8,779,320.66, the sum of the Stockholder Escrow Amounts relating to each holder of shares of Phoenix Common Stock.

“Aggregate Optionholder Escrow Amount” shall mean $2,220,679.34, the sum of the Optionholders Escrow Amounts relating to each Optionholder.

“Ancillary Agreements” shall mean, collectively, the Escrow Agreement, the Restrictive Covenant Agreement, the Consulting Agreement between Phoenix and Louis LaSorsa, the Employment Agreement between Phoenix and John Carbone and the Retention Agreement(s) between Phoenix and the parties thereto, each substantially in the form attached as Exhibits I, II, III, IV and V, respectively, hereto.

“Books and Records” shall mean all books, ledgers, files, reports, Tax Returns, plans, records, manuals and other materials (in any form or medium) of, or maintained for, Phoenix or any of its Subsidiaries or the Business, wherever located.

“Business” shall mean the marketing, selling, production, printing and finishing of book components and heavily illustrated multi-color books conducted by the Company and its Subsidiaries.

“Business Contracts” shall mean all Contracts (other than this Agreement and the Ancillary Agreements) to which Phoenix or any of its Subsidiaries is a party.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Closing Date Working Capital” shall mean Working Capital as of immediately prior to the open of business on the Closing Date.

“Closing Date Working Capital Statement” shall mean the working capital statement that sets forth the Current Assets and Current Liabilities of Phoenix and its Subsidiaries as of immediately prior to the open of business on the Closing Date, prepared, or caused to be prepared, by Parent in accordance with Section 2.11 hereof and, in the event of an Objection, as adjusted by either the agreement of Phoenix, on the one hand, and Parent, on the other hand, or by the Accounting Firm, acting pursuant to Section 2.11(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated and rulings issued thereunder.

“Contracts” shall mean all agreements, contracts, leases and subleases, purchase orders, arrangements, commitments and licenses, in each case under which there are existing or future rights or obligations.

“Control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Credit Agreement” shall mean the Second Amended and Restated Loan and Security Agreement dated as of December 13, 2006, as the same may be further amended from time to time.

“Current Assets” shall mean the list of assets set forth on Schedule I annexed hereto, values of such as determined in accordance with GAAP in effect as of the date hereof consistently applied.

“Current Liabilities” shall mean the list of liabilities set forth on Schedule I annexed hereto, values of such as determined in accordance with GAAP in effect as of the date hereof consistently applied.

“Disclosure Schedule” shall mean the disclosure schedule delivered by Phoenix to Parent on the date of this Agreement.

“Employees” shall mean all employees (including officers) and consultants of Phoenix and its Subsidiaries.

“Encumbrances” shall mean any mortgage, pledge, deed of trust, lien (including environmental and Tax liens), hypothecation, security interest, title defect, encumbrance (with respect to real property only), burden (with respect to real property only), charge, or other similar restriction, option, easement (with respect to real property only), encroachment, or other adverse claim.

“Environmental Claims” shall mean all accusations, allegations, notices of violation, liens, claims, demands, suits, or causes of action for any damage, including, without limitation, personal injury or property damage, arising out of or related to Environmental Conditions or pursuant to applicable Environmental Laws.

“Environmental Conditions” shall mean the presence of Hazardous Substances in the environment (including natural resources, soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or ambient air) relating to or arising out of the Business.

“Environmental Law” shall mean all applicable federal, state, and local laws, and all rules or regulations promulgated thereunder, relating to pollution, protection of the environment (including without limitation ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants, or other natural resources), and/or protection of the health and safety of persons from exposures to Hazardous Substances in the environment, including without limitation (i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), (ii) the Toxic Substances Control Act, (iii) the Hazardous Materials Transportation Act, (iv) the Resource Conservation and Recovery Act, (“RCRA”), (v) the Clean

Water Act, (vi) the Safe Drinking Water Act, (vii) the Clean Air Act, (viii) the Occupational Safety and Health Act, (ix) the Federal Insecticide, Fungicide, Rodenticide Act, (x) the Atomic Energy Act, and (xi) the Emergency Planning and Community Right-to-Know Act.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ESBOP” shall mean the Phoenix Color Corp. Employees’ Stock Bonus and Ownership Plan, as amended and restated generally effective January 1, 2007.

“Escrow Account” shall mean an account or accounts designated by the Escrow Agent not less than two (2) Business Days prior to Closing and in which account the Aggregate Stockholder Escrow Amount and the Aggregate Optionholder Escrow Amount shall be deposited.

“Escrow Agent” shall mean Wells Fargo Bank, N.A., a national banking association.

“Escrow Agreement” shall mean the escrow agreement, in the form attached as Exhibit I hereto, to be entered into concurrently with Closing by and among the Stockholders’ Representative, Parent and the Escrow Agent, whereby the Parent will deposit the amounts described in Section 2.8(b) and 2.10(a) in escrow to meet the indemnification and other obligations of the stockholders of the Company under this Agreement.

“GAAP” shall mean United States generally accepted accounting principles in effect from time to time, except where GAAP is identified herein as of a certain date.

“Governmental Authorizations” shall mean all written licenses, permits, certificates and other authorizations and approvals that are issued by or obtained from a Governmental Entity.

“Gross Purchase Price” shall mean $219.0 million.

“Hazardous Substance” shall mean all pollutants, contaminants, chemicals, wastes, and any other infectious, carcinogenic, ignitable, corrosive, reactive, toxic or otherwise hazardous substances or materials (whether solids, liquids or gases) subject to regulation, control or remediation under applicable Environmental Laws.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean, with respect to any Person, (a) all Liabilities of such Person for borrowed money, whether contingent, current or funded, secured or unsecured, (b) all Liabilities of such Person for the deferred purchase price of property or services, (c) all Liabilities of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Liabilities of such Person as lessee under leases that have been or are required to be, in accordance with GAAP as of the date hereof, recorded as capital leases, (f) all obligations, contingent or otherwise, of such Person under bankers’ acceptance, letter of credit or similar facilities, (g) any other amounts required to be considered as indebtedness for purposes of GAAP as of the date hereof, (h) all Indebtedness of others referred to in clauses (a) through (g) above guaranteed in any manner by such Person, and (i) all Indebtedness referred to in clauses (a) through (g) above secured by any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; provided, that clauses (a) through (i) shall include all accrued interest, premiums and penalties upon prepayment of such outstanding Indebtedness; provided, further, that for the avoidance of doubt, Ordinary Course Accounts Payable shall not be considered Indebtedness.

“Intellectual Property” shall mean all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names and other indicia of origin, all applications and registrations for the foregoing and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs and customer lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including, without limitation, software, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions therefor; and (v) all other intellectual property or proprietary rights.

“Intellectual Property Contracts” shall mean all agreements concerning Intellectual Property to which Phoenix or any of its Subsidiaries is a party, including Contracts granting Phoenix or any of its Subsidiaries rights to use the Licensed Intellectual Property, non-assertion agreements, settlement agreements, agreements granting rights to use Intellectual Property Related to the Business, trademark coexistence agreements and trademark consent agreements Related to the Business but not including licenses for commercial “off-the-shelf” or “shrink wrap” software that has not been modified or customized in any way for Phoenix or any of its Subsidiaries.

“IRS” shall mean the Internal Revenue Service of the United States.

“ISRA” shall mean the New Jersey Industrial Site Recovery Act (N.J.S.A. 13:1K-6, et seq.), including all administrative rules and regulations (N.J.A.C. ch. 7:26B) promulgated pursuant thereto.

“IT Assets” shall mean all computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, all other information technology equipment and all associated documentation of or used by Phoenix and its Subsidiaries.

“Knowledge” shall mean the actual knowledge, after reasonable inquiry, of Louis LaSorsa, Edward Lieberman and John Carbone and Brian Keck (but only with respect to Sections 4.6, 4.7, 4.20, 4.26, 4.27 and 4.28 and Guy Bonner (but only with respect to Sections 4.10, 4.11, 4.12 and 4.21).

“Law” shall mean any applicable federal, foreign, national, provincial, supranational, state, local or similar statute, law (including common law), ordinance, regulation, rule, code, order, requirement or rule of law, in each case, of any Governmental Entity.

“Liabilities” shall mean any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort, based on negligence or strict liability) and whether or not the same would be as required by GAAP as of the date hereof to be accrued on financial statements or disclosed in the notes thereto.

“Licensed Intellectual Property” shall mean Intellectual Property that Phoenix or any of its Subsidiaries is licensed or otherwise permitted by other Persons to use.

“Material Adverse Effect” shall mean any change or effect that is materially adverse to the business, assets, Liabilities, condition (financial or otherwise) or results of operations of Phoenix and its Subsidiaries or the Business in each case, on a consolidated basis; provided, however, that none of the following, in and of itself or themselves, shall constitute a Material Adverse Effect: (i) changes that are the result of factors generally affecting the industry in which Phoenix and its Subsidiaries operate, (ii) changes in general U.S. political or economic conditions or financial or capital markets, or (iii) changes in GAAP or in Laws of general applicability or in interpretations thereof by courts or other Governmental Entities, in each case, after the date hereof, provided, that with respect to clauses (i), (ii), and (iii) above such changes do not disproportionately adversely affect in a material manner Phoenix or any of its Subsidiaries or the Business, in each case on a consolidated basis, compared to other companies operating in the industries in which Phoenix and its Subsidiaries operate.

“Non-Plan Shares” shall mean Shares that are held directly by Stockholders, rather than Shares beneficially owned by Stockholders through the ESBOP.

“Notes” shall mean the 13% Senior Subordinated Notes due 2009.

“Optionholder Escrow Amount” shall mean, with respect to each Optionholder, the amount set forth next to such Optionholder’s name on Schedule IV under the column “Optionholder Escrow Amount”.

“Order” shall mean any written order, writ, judgment, injunction, subpoena, indictment, demand, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Ordinary Course” shall mean the conduct of the Business in accordance with Phoenix’s and its Subsidiaries’ normal day-to-day customs, practices and procedures.

“Permitted Encumbrances” shall mean:

(a) statutory Encumbrances for Taxes of Phoenix and its Subsidiaries not yet due and payable or which are being contested in good faith through the appropriate proceedings, and special assessments or other governmental charges not yet due and payable or which are being contested in good faith through the appropriate proceedings;

(b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the Ordinary Course;

(c) with respect to real property, zoning, building and other land use regulations imposed by any Governmental Entity having jurisdiction over any Real Property or Leased Real Property which are not violated in any material respect by the current use and operation thereof and do not impair in any material respect the current use and operation thereof;

(d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, pension or other similar programs mandated under applicable Law;

(e) other minor imperfections of title or Encumbrances, if any, that individually or in the aggregate, do not materially impair the continued use and operation of any assets to which they relate;

(f) any Encumbrance that is created by Parent or any of its Affiliates as of or immediately following Closing; and

(g) any restrictions relating to the resale of the securities of Phoenix or its Subsidiaries under applicable securities laws.

“Person” shall mean any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other entity.

“Personal Property” shall mean all of the tangible personal property owned or leased by Phoenix or any of its Subsidiaries, including those items set forth on the fixed asset registers set forth in Section 4.11 of the Disclosure Schedule.

“Phoenix Indebtedness” shall mean all Indebtedness of Phoenix or its Subsidiaries.

“Phoenix Required Approvals” shall mean all consents, approvals, waivers, authorizations, notices and filings that are required to be set forth in Section 4.5 of the Disclosure Schedule.

“Phoenix Trademarks” shall mean the trade names, service marks or trademarks owned or licensed by Phoenix or any of its Subsidiaries.

“Principal Stockholders” shall mean, collectively, Louis LaSorsa, Edward Lieberman, John Biancolli, John Carbone and Bruno Jung.

“Purchase Price” shall mean the Gross Purchase Price, as adjusted pursuant to Section 2.11(a)(i), less (A) Indebtedness of Phoenix and its Subsidiaries as of Closing and (B) less any liabilities of Phoenix or any of its Subsidiaries, whether absolute, accrued, contingent or otherwise, payable on or after Closing (i) triggered in whole or in part by the transactions contemplated hereby in connection with or arising out of the employment or employment contracts of any of Phoenix’s or its Subsidiaries’ officers, directors or employees, including, without limitation, any transaction or retention bonuses payable to such persons or any other employees of Phoenix or its Subsidiaries (the “CIC Payments”); provided, that in the event any portion of any CIC Payment is forfeited pursuant to the terms of the agreement giving rise to such payment, the portion of the CIC Payment so forfeited shall be promptly paid (but in no event later than the second Business Day after the date of such forfeiture) to the Stockholder’s Representative for the immediate distribution thereof to (a) the Plan Trustee for distribution to all Stockholders who hold Shares through the ESBOP (in respect of such Shares) and (b) to all Stockholders who hold Non-Plan Shares (in respect of the Non-Plan Shares) and Optionholders (in respect of Shares underlying such Options); provided, that all reasonable and actual costs and third party expenses incurred by the Stockholders’ Representative in connection therewith shall be withheld by the Stockholders’ Representative from the funds to be distributed to Stockholders and Optionholders, (ii) triggered in whole or in part by the transactions contemplated hereby, relating to or arising out of the ESBOP or any other Benefit Plan (other than the Share Consideration payable hereunder including without limitation, the Share Consideration payable in respect of Restricted Stock or the Option Settlement Amount payable in respect of the Options), (iii) under or pursuant to the SERP and (iv) costs and expenses incurred by the Company or any of its Subsidiaries but unpaid prior to the Closing, including but not limited to fees and expenses of the Company’s legal and financial advisors, broker fees, fees and expenses of ESBOP’s trustee (unless paid by the ESBOP), fees, expenses and penalties incurred by the Company in connection with, and all interest relating to, the Debt Offer, the Solicitation, the Redemption, and the discharge of all Indebtedness of Phoenix and its Subsidiaries, and fees paid in obtaining any valuation or fairness opinion with respect to the transactions contemplated by this Agreement, in connection with the transactions contemplated by this Agreement or the Ancillary Agreements (unless paid by the ESBOP). The calculation of the Purchase Price is as set forth on Schedule II annexed hereto.

“Rebates” shall mean all credits (whether paid in cash or otherwise) for fees, discounts, rights of offset and credits of all kinds given to Phoenix or any of its Subsidiaries by its vendors or suppliers.

“Refunds” shall mean all credits (whether paid in cash or otherwise) for refunds, discounts, rights of offset and credits of all kinds given to Phoenix or any of its Subsidiaries by its vendors or suppliers.

“Registered” shall mean issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Related to the Business” shall mean necessary for, primarily related to, or primarily used in connection with, the Business.

“Restrictive Covenant Agreement” shall mean such agreement substantially in the form attached as Exhibit II, entered into between and among each of the Principal Stockholders and other Persons set forth on Schedule III annexed hereto, Phoenix and Parent at the time of Closing.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“SERP” shall mean the Phoenix Color Corp. Supplemental Employee Retirement Plans, as amended.

“Stockholders” shall mean, collectively, all the holders of Phoenix Common Stock (including participants in the ESBOP) and all Optionholders as of the date hereof.

“Stockholders’ Representative” shall mean Louis LaSorsa or any replacement identified in a notice from Mr. LaSorsa and such successor representative and delivered to the Parent in accordance with Section 10.17 hereof.

“Stockholder Escrow Amount” shall mean, with respect to each Stockholder of Phoenix Common Stock who holds Non-Plan Shares, the amount set forth next to such Stockholder’s name on Schedule IV under the column “Stockholder Escrow Amount”.

“Subsidiary” shall mean, as to any Person, any Person (i) of which such Person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power, (ii) of which a Person possesses the power to elect a majority of the board of directors or Persons holding similar positions or performing similar functions or (iii) which such Person Controls directly or indirectly through one or more intermediaries.

“Tax Returns” shall mean, as to any Person, all federal, state, local or foreign Tax returns, Tax or information reports, declarations of estimated Tax and other forms, including consolidated federal income Tax returns of such Person and the entities consolidated with such Person (in each case, including any related or supporting information) filed or required to be filed with respect to any taxing authority with respect to Taxes, including any schedules, attachments or amendments thereto and including amended returns.

“Taxes” shall mean all taxes, customs, duties, charges, fees, levies, penalties or other assessments of any kind whatsoever, in each case imposed by any federal, state, local or foreign taxing authority, including income, excise, property, sales, use (or any similar taxes), transfer, franchise, payroll, withholding, social security business license fees, alternative minimum or other taxes, including any interest, penalties or additions attributable thereto.

“Working Capital” shall mean (x) the Current Assets minus (y) the Current Liabilities.

Section 1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning indicated throughout this Agreement.

Section 1.3 Other Definitional Provisions. Unless the express context otherwise requires:

(a) The words “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) Terms defined in the singular shall have comparable meaning when used in the plural, and vice versa, except where such terms are separately defined.

(c) The terms “dollars” and “$” shall mean United States Dollars.

(d) References herein to a specific Annex, Exhibit or Section shall refer, respectively, to Annexes, Exhibits or Sections of this Agreement.

(e) Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(f) References herein to any gender include each other gender.

ARTICLE II

THE MERGER; CONVERSION OF SHARES

Section 2.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent and shall succeed to and assume the rights and obligations of Merger Sub in accordance with the DGCL.

Section 2.2 Time and Place of Closing. Upon the terms and subject to the conditions contained in this Agreement, the closing of the Merger and other transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 at 10:00 a.m. New York City time no later than the third Business Day following the date on which all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place or time as the Parent and Company mutually may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 2.3 Effective Time. On the Closing Date, the Company and Merger Sub shall cause the Merger to be consummated by executing, delivering and filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make such other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 2.5 Charter and Bylaws of the Surviving Corporation.

(a) At the Effective Time, and without any further action on the part of the Company or Merger Sub, the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Effective Time, the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, hereof and of applicable Law.

Section 2.6 Directors and Officers. The directors of Phoenix shall resign and the directors of Merger Sub as of immediately prior to the Effective Time shall be elected as the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of Phoenix shall resign and the officers of Merger Sub as of immediately prior to the Effective Time shall be appointed as the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 2.7 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Each share of Class A Common Stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) and Class B Common Stock, par value $0.01 per share, of the Company (the “Class B Common Stock” and together with the Class A Common Stock, the “Phoenix Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Class A Common Stock (“Class A Shares”) or shares of Class B Common Stock (“Class B Shares” and together with the Class A Shares, the “Shares”) to be cancelled or excluded pursuant to Section 2.7(b) and any Dissenting Shares, shall be converted into the right to receive the consideration payable to the holder thereof in accordance with Section 2.8 below, without interest, upon surrender of such shares in the manner provided in Section 2.9, less any required withholding taxes (the “Share Consideration”).

(b) Each Share held in the treasury of the Company and each Share owned directly or indirectly by Parent or Merger Sub immediately prior to the Effective Time (such shares, the “Cancelled Shares”)shall be cancelled and shall cease to exist without any conversion thereof and no payment or distribution shall be made with respect thereto. Each Share that is owned by any wholly owned Subsidiary of Parent (other than Merger Sub) or wholly owned Subsidiary of the Company (such Shares, the “Excluded Shares”) shall remain outstanding and no consideration shall be delivered in exchange therefore.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(d) Except as set forth in Sections 2.7(b) and (c) and Section 2.13, (i) at the Effective Time, all Shares (including Restricted Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist and (ii) the holders of certificates (the “Certificates”) which immediately prior to the Effective Time represented such Shares (including Restricted Shares) shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificates in accordance with Section 2.8, the Share Consideration.

Section 2.8 Share Consideration.

(a) At Closing, Parent shall pay by wire transfer of immediately available funds to an account or accounts designated by the Stockholders’ Representative at least two (2) Business Days prior to the Closing Date, an amount equal to (X) the product of the number of Shares multiplied by the Purchase Price Per Share less (Y) the Aggregate Stockholder Escrow Amount (the “Aggregate Share Consideration”).

(b) Concurrently with the payment described in clause (a) above, Parent shall deposit the Aggregate Stockholder Escrow Amount in the Escrow Account, with such amount to be distributed subject to and in accordance with the Escrow Agreement. The Stockholders holding a majority of the outstanding Non-Plan Shares immediately prior to the Effective Time shall have the power to approve all actions under the Escrow Agreement on behalf of all Stockholders holding Non-Plan Shares immediately prior to the Effective Time, and grant the Stockholders’ Representative such power to approve all actions under the Escrow Agreement. All reasonable and actual costs and third party expenses incurred by the Stockholders’ Representative in connection therewith shall be withheld by the Stockholders’ Representative from the release of any funds from the Escrow Account to Stockholders and Optionholders in the proportions set forth on Schedule IV annexed hereto.

(c) The Aggregate Share Consideration shall be distributed by the Stockholders’ Representative to each person, in the manner described in Section 2.9, who immediately before the Effective Time was a holder of Phoenix Common Stock in proportion to the number of shares of Phoenix Common Stock held by such stockholder immediately prior to the Effective Time.

(d) The Purchase Price shall be subject to adjustment to the extent of the Purchase Price Adjustment Amount as provided in Section 2.11(c) and the indemnification obligations of the Stockholders, in each case after the Effective Time. The Stockholders holding a majority of the outstanding Non-Plan Shares immediately prior to the Effective Time shall have the power to approve all actions with respect to the Purchase Price Adjustment Amount as provided in Section 2.11 and the indemnification obligations of the Stockholders on behalf of all Stockholders holding Non-Plan Shares immediately prior to the Effective Time, and grant the Stockholders’ Representative such power to approve all actions with respect to the Purchase Price Adjustment Amount as provided in Section 2.11 and the indemnification obligations of the Stockholders. All reasonable and actual costs and third party expenses incurred by the Stockholders’ Representative in connection therewith shall be borne by all Stockholders holding Non-Plan Shares immediately prior to the Effective Time on a pro rata basis.

(e) The payment by Parent of the Aggregate Share Consideration into the bank account designated by Stockholders’ Representative in accordance with this Section 2.8 shall constitute payment by Parent to each person who immediately before the Effective Time was a holder of Phoenix Common Stock and satisfaction of Parent’s obligation to pay such amounts hereunder. After such payment by Parent, Stockholders’ Representative shall be solely responsible for allocating and distributing to each stockholder such stockholder’s respective share of the Purchase Price from the bank account(s) designated by Stockholders’ Representative in accordance with this Section 2.8.

Section 2.9 Surrender of Shares.

(a) Each holder of shares of Phoenix Common Stock whose Shares have been converted into the right to receive the Share Consideration will be entitled to receive, upon surrender to the Stockholders’ Representative of Certificates together with a properly completed letter of transmittal, the Share Consideration for each share of Phoenix Common Stock represented by such Certificate, in the manner set forth in Section 2.9(b). Until so surrendered, each Certificate shall represent after the Effective Time for all purposes only the right to receive such Share Consideration.

(b) No later than five (5) Business Days prior to the date on which the Closing is scheduled to occur, the Company shall send to each holder of Phoenix Common Stock a letter of transmittal for use in exchanging such Shares for the Share Consideration. Upon surrender to the Stockholders’ Representative of a Certificate together with the letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to Share Consideration, calculated in the manner described in Section 2.8(c), for each Share formerly represented by such Certificate. If any portion of the Share Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Stockholders’ Representative any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Stockholders’ Representative that such tax has been paid or is not payable.

(c) The Plan Trustee will be entitled to receive, upon surrender to the Stockholders’ Representative of Certificates representing all of the Shares held through the ESBOP by Plan Participants, an amount in cash equal to the Share Consideration in respect of all such Shares for distribution of such Share Consideration to the Plan Participants in accordance with the terms of the ESBOP.

(d) At any time following the date that is twelve months after the Effective Time, the Surviving Corporation shall be entitled to require the Stockholders’ Representative to deliver to it any funds (including any interest received with respect thereto) which have been made available to the Stockholders’ Representative and which have not been disbursed to holders of Certificates and thereafter such holders shall be entitled to look solely to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Share Consideration (without interest) upon due surrender of their Certificates.

(e) Notwithstanding anything in this Agreement to the contrary, Parent, Surviving Corporation and the Stockholders’ Representative shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Phoenix Common Stock pursuant to this Agreement any amount as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax laws. To the extent that amounts are so properly withheld by Parent, the Surviving Corporation or the Stockholders’ Representative, as the case may be, and are paid over to the appropriate Governmental Entity in accordance with applicable law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Phoenix Common Stock in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Stockholders’ Representative, as the case may be.

(f) All cash paid upon the surrender of Certificates in accordance with the terms of this Section 2.9 shall be deemed to have been in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. Subject to Section 2.9(e), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 2.9.

(g) None of Parent, Merger Sub, the Stockholders’ Representative or the Company shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any successful claim that may be made against it with respect to such Certificate, the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate the Share Consideration to which such holder would be entitled pursuant to Section 2.8.

Section 2.10 Treatment of Options and Restricted Shares.

(a) Unless otherwise agreed, upon occurrence of the Effective Time, each holder (an “Optionholder”) of an outstanding option to acquire shares of Phoenix Common Stock (each, an “Option”), whether or not then vested or exercisable, that is outstanding immediately prior to the Effective Time, will be entitled to receive in settlement thereof a cash payment from the Surviving Corporation in an amount equal to the product of (x) the excess, if any, of the Purchase Price Per Share over the applicable exercise price per share of Phoenix Common Stock subject to such Option, and (y) the number of shares of Phoenix Common Stock for which such Option shall not theretofore have been exercised (any such amounts paid, the “Option Settlement Amount”), less the Optionholders Escrow Amount. For purposes of this Agreement, the “Purchase Price Per Share” shall be an amount equal to (i) the sum of the Purchase Price and the aggregate exercise price per share of all Options divided by (ii) the sum of (x) the number of Shares outstanding immediately prior to the Closing and (y) the number of Shares underlying Options (the sum of (x) and (y), the “Share Number”). The Surviving Corporation shall pay the Optionholders, upon cancellation of all such Options, the cash payments described in this Section 2.10(a) by the second Business Day after the Closing Date, or such later time as the Surviving Corporation and the Optionholders may mutually agree. Concurrently with the payment to the Optionholders of the amount described in the previous sentence, Surviving Corporation shall deposit the Aggregate Optionholder Escrow Amount in the Escrow Account, with such amount to be distributed subject to and in accordance with the Escrow Agreement. The Stockholders holding a majority of the outstanding Non-Plan Shares immediately prior to the Effective Time shall have the power to approve all actions under the

Escrow Agreement on behalf of all Stockholders, and grant the Stockholders’ Representative such power to approve all actions under the Escrow Agreement. All reasonable and actual costs and third party expenses incurred by the Stockholders’ Representative in connection therewith shall be withheld by the Stockholders’ Representative from the release of the any funds from the Escrow Account to Stockholders and Optionholders in the proportions set forth on Schedule IV annexed hereto.

(b) Immediately prior to the Effective Time, except as separately agreed by Parent and the holder thereof, each award of restricted Phoenix Common Stock (the “Restricted Shares”) and any accrued stock dividends shall vest in full, be converted into the right to receive the consideration as provided in Section 2.8 and be subject to Section 2.9. The Surviving Corporation shall vest and pay all cash dividends accrued on such Restricted Shares, along with the consideration payable with respect to Restricted Shares under Section 2.8, to the holders thereof by the second Business Day after the Closing Date.

(c) The parties hereto agree that, for U.S. federal income tax purposes, the cancellation of the Options and conversion of the Restricted Shares pursuant to Sections 2.10(a) and (b) above that take place on the Closing Date in connection with this Agreement, shall occur immediately after the Closing Date. Consistent with the “next day rule” of Treas. Reg. § 1.1502-76(b)(1)(ii)(B), such cancellations and conversions shall for all federal income Tax purposes be treated as occurring at the beginning of the day following the Closing Date. The parties agree not to take any position for U.S. federal income tax purposes that is inconsistent with this Section 2.10(c) unless required to do so as a result of a final determination under Section 1313 of the Code or similar provision under applicable Law.

(d) Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.10 to any Optionholder or holder of Restricted Shares such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state or local Law, and the Surviving Corporation shall make any required filings with and payments to tax authorities relating to any such payment, deduction or withholding. To the extent that amounts are so deducted and withheld by Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Optionholder or holder of Restricted Shares in respect of which such deduction and withholding was made by the Surviving Corporation.

(e) The board of directors of Phoenix (or the appropriate committee thereof) shall take the actions necessary to effectuate the foregoing provisions of this Section 2.10.

(f) The provisions of this Section 2.10 are for the sole benefit of the parties to this Agreement, and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of any of Phoenix or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries except in their capacity as Stockholders or Optionholders), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 2.10) under or by reason of any provision of this Agreement.

Section 2.11 Working Capital Adjustment.

(a)

(i) No later than two (2) Business Days prior to the Closing Date, Phoenix shall deliver to Parent a statement setting forth its good faith estimate of Working Capital as of the Closing (the “Working Capital Estimate”), together with a reasonably detailed worksheet setting forth the calculation of the Working Capital Estimate and an estimate of the amount (if any) by which the Working Capital Estimate will exceed (or be less than) the Adequate Working Capital. Parent and Phoenix agree that the statements contemplated by this Section 2.11 are solely intended to show the Closing Date Working Capital and thereby determine the difference between the Adequate Working Capital and Closing Date Working Capital, if any. The Working Capital Estimate and the Closing Date Working Capital Statement shall be prepared in accordance with this Section 2.11 and the definitions of Current Assets and Current Liabilities. If the Working Capital Estimate exceeds the Adequate Working Capital as of the Closing Date, the Purchase Price shall be increased by the amount of such difference. If the Working Capital Estimate is less than the Adequate Working Capital as of the Closing Date, the Purchase Price shall be reduced by the amount of such difference.

(ii) Within 90 calendar days after the Closing Date, Parent shall deliver to Stockholders’ Representative the Closing Date Working Capital Statement showing in reasonable detail Parent’s calculation of the Closing Date Working Capital. Stockholders’ Representative (and its independent accountant) shall be afforded the opportunity to review the Books and Records, accounts and calculations used in the preparation of the Closing Date Working Capital Statement. If Stockholders’ Representative does not object in writing to Parent’s determination of the Closing Date Working Capital, which objection must set forth a specific description of the basis of Stockholders’ Representative’s objection, the adjustment which Stockholders’ Representative believes should be made to the Closing Date Working Capital Statement and a detailed description of the calculation made in determining any such adjustment (an “Objection”), within 30 calendar days after Parent delivers the Closing Date Working Capital Statement to Stockholders’ Representative (the “Working Capital Objection Period”), then the Closing Date Working Capital calculation as set forth on the Closing Date Working Capital Statement delivered by Parent shall be deemed to be final and binding upon the Stockholders and Parent and the provisions of Section 2.11(c) shall apply; provided, that if Stockholders’ Representative validly delivers an Objection during the Working Capital Objection Period, then Section 2.11(b) shall apply with respect to such disputed Closing Date Working Capital calculation.

(b) In the event that Stockholders’ Representative delivers an Objection within the Working Capital Objection Period, Stockholders’ Representative and Parent shall reasonably cooperate to resolve such dispute, but if they are unable to reach a resolution within 45 calendar days after Stockholders’ Representative validly delivers an Objection, Stockholders’ Representative and Parent shall submit such dispute to one of the accounting firms set forth on Schedule V annexed hereto (the “Accounting Firm”) for resolution. To the extent permitted by Law and except as would not result in a breach of attorney-client privilege or similar privilege, or violate any confidentiality or similar agreement to which Stockholders’ Representative or Parent are a party, Stockholders’ Representative and Parent shall submit to the Accounting Firm all information requested by the Accounting Firm and shall make any records relating to or bearing upon such dispute available to the other party and to the Accounting Firm. Stockholders’ Representative and Parent shall further instruct the Accounting Firm to render its decision within 30 calendar days after the Accounting Firm has received the information so requested and shall reasonably cooperate with the Accounting Firm and each other to enable the Accounting Firm to render the decision within such period. The Accounting Firm shall, after the submission of the evidentiary materials, submit its written decision on each Objection to Stockholders’ Representative and Parent. The scope of the disputes to be resolved by the Accounting Firm shall be limited to whether the Closing Date Working Capital as set forth on the Closing Date Working Capital Statement was prepared in accordance with this Section 2.11 and the definitions of Current Assets and Current Liabilities and whether there were errors of fact or mathematical errors in the Closing Date Working Capital Statement. The Accounting Firm shall render a written report as to the resolution of the dispute and the resulting computation of the Closing Date Working Capital. In resolving any Objection, the Accounting Firm (x) shall comply with the provisions of this Section 2.11 and (y) may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. Any determination by the Accounting Firm with respect to any Objection shall be final, binding and conclusive on each party to this Agreement and the Stockholders. The fees and expenses of the Accounting Firm shall be shared equally by Parent and the Principal Stockholders. Nothing in this Agreement shall require that any matter other than disputes under this Section 2.11(b) be resolved by the procedure described above. The dispute resolution under this Section 2.11(b) shall be in substitution for and precludes the bringing of any proceeding in any court in connection with any Objection made by Stockholders’ Representative and Parent pursuant to this Section 2.11(b).

(c) Upon the later of acceptance of the Closing Date Working Capital Statement or the resolution of Objections thereto, Stockholders’ Representative and the Parent shall determine the amount (the “Purchase Price Adjustment Amount”) by which the Closing Date Working Capital differs from the Working Capital Estimate. If the Closing Date Working Capital exceeds the Working Capital Estimate, Parent shall pay to the Stockholders’ Representative an amount equal to the Purchase Price Adjustment Amount no later than three (3) Business Days after the determination of such Purchase Price Adjustment Amount. The Stockholders’ Representative shall immediately distribute any amount received pursuant to this Section 2.11 to (i) the Plan Trustee for distribution to all Stockholders who hold Shares through the ESBOP (in respect of such Shares) and (ii) to all Stockholders who hold Non-Plan Shares

(in respect of the Non-Plan Shares) and Optionholders (in respect of the Shares underlying the Options) on a pro rata basis. All reasonable and actual costs and third party expenses incurred by the Stockholders’ Representative in connection with this Section 2.11 shall be withheld by the Stockholders’ Representative from the release of any funds to be distributed to Stockholders (including in respect of Shares held through the ESBOP) and Optionholders. If the Working Capital Estimate exceeds the Closing Date Working Capital, Stockholders’ Representative shall pay to the Parent an amount equal to the Purchase Price Adjustment Amount no later than three (3) Business Days after the determination of such Purchase Price Adjustment Amount. To the extent funds are available in the Escrow Account, any amount payable to the Parent under this Section 2.11(c) shall be paid to Parent from the Escrow Account in accordance with the Escrow Agreement. Any Purchase Price Adjustment Amount payment shall be treated for all Tax purposes as an adjustment to the Purchase Price. Each party shall bear its own expenses incurred in connection with the preparation, review and resolution of the Closing Date Working Capital Statement.

Section 2.12 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a Person , including for such purpose the ESBOP but none of the individual participants therein (a “Dissenting Stockholder”) who has not voted in favor of or consented to the adoption of this Agreement and has complied with all the applicable provisions of the DGCL concerning the right of holders of Shares to require appraisal of their Shares (“Dissenting Shares”) shall not be converted into the right to receive the Share Consideration as described in Section 2.8, but shall be converted to the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, its Shares shall be deemed to be converted as of the Effective Time into the right to receive the Share Consideration for each such Share in accordance with the provisions of this Agreement. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent prompt notice of any demands for appraisal of Shares received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), make any payment with respect to, or settle or offer to settle, any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL STOCKHOLDERS

Each Principal Stockholder represents and warrants to Parent as to itself as follows:

Section 3.1 Capacity; Authority of Principal Stockholders.

Each such Principal Stockholder has the requisite power, capacity and authority to, and has taken all action necessary to, execute and deliver this Agreement and the Ancillary Agreements to which such Principal Stockholder is (or will be) a party, to consummate the transactions contemplated hereby and thereby and to perform all of its obligations contained herein and therein, and no other proceedings on the part of any such Principal Stockholder are (or will be) necessary to authorize the execution, delivery and performance of this Agreement or any such Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each Principal Stockholder and is a valid and binding obligation of such Principal Stockholder, enforceable against such Principal Stockholder in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity. Each of the Ancillary Agreements to which any Principal Stockholder is (or will be) a party has been (or will be) duly executed and delivered by such Principal Stockholder and is (or will be when duly authorized, executed and delivered) a valid and binding obligation of such Principal Stockholder, enforceable against such Principal Stockholder in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity.

Section 3.2 Consents; Non-Contravention.

No consent, approval, waiver, authorization, notice or filing is required to be obtained by such Principal Stockholder, or to be given by such Principal Stockholder to, or made by such Principal Stockholder with, any Governmental Entity, in connection with the execution, delivery and performance by such Principal Stockholder of this Agreement and each of the Ancillary Agreements (or the transactions contemplated hereby and thereby) and the consummation of the transactions contemplated hereby and thereby, except for under the HSR Act. The execution, delivery and performance by such Principal Stockholder of this Agreement and each of the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, do not and will not constitute or result in, if such Principal Stockholder is not an individual, a breach or violation of any provision of the certificate of incorporation, bylaws or other organizational documents of such Principal Stockholder, or result in the creation of any Encumbrance upon the shares of Phoenix Common Shares held by such Principal Stockholder.

Section 3.3 Ownership of Phoenix Common Shares. Such Principal Stockholder is the owner of record of all the Shares held by it. The Phoenix Common Shares are held by such Principal Stockholder free and clear of all Encumbrances other than restrictions imposed by applicable securities Laws and there exist no facts or circumstances that in an way impede, prohibit or restrict the ability of such Principal Stockholder to carry out its obligations under the Lock-up Agreement.

ARTICLE IV

JOINT AND SEVERAL REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL

STOCKHOLDERS AND PHOENIX

Each of the Principal Stockholders, jointly and severally, and Phoenix represents and warrants to Parent as follows, except as otherwise set forth in the Disclosure Schedule delivered by Phoenix and the Principal Stockholders to the Parent prior to the date hereof, a copy of which is attached hereto, which contains schedules numbered to correspond to various sections of this Article IV and which sets forth certain exceptions to the representations and warranties contained in this Article IV and certain other information called for by this Agreement. Unless otherwise specified, (1) each reference in this Agreement to any numbered schedule is a reference to that numbered section of the Disclosure Schedule and (2) no disclosure made in any particular numbered section of the Disclosure Schedule shall be deemed made in any other numbered section of the Disclosure Schedule unless expressly made therein (by cross-reference or otherwise) or unless, and only to the extent that, it is apparent on the face of such disclosure that such disclosure contains information that also modifies another representation and warranty therein:

Section 4.1 Organization, Standing and Qualification of Phoenix; Authority.

(a) Phoenix is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Phoenix has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as presently conducted, and is duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction in which its assets and properties are owned, leased or operated by it or the nature of the business conducted by it makes or would make such qualification necessary or desirable, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Section 4.1 of the Disclosure Schedule accurately sets forth all jurisdictions in which Phoenix is duly qualified to do business. Phoenix has made available to Parent complete and accurate copies of the certificate of incorporation and bylaws of Phoenix, as currently in effect.

(b) Phoenix has all requisite corporate power, capacity and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder, and to consummate the transactions hereby and thereby. The execution, delivery and performance by Phoenix of this Agreement and the Ancillary Agreements have been duly and validly authorized and, other than the approval of the Board of Directors of Phoenix and the affirmative vote of the holders of a majority of Class A Common Stock (each of which has been obtained as of the date hereof), no additional corporate or stockholder or other authorization or consent is required in connection with the execution, delivery and performance by Phoenix of this Agreement or the Ancillary Agreements. Assuming due authorization, execution and delivery by Parent, this Agreement constitutes, and when executed and delivered by Phoenix the Ancillary Agreements will constitute, the valid and legally binding obligation of Phoenix, enforceable against Phoenix in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 4.2 Subsidiaries.

(a) Section 4.2(a) of the Disclosure Schedule sets forth a true and complete list of the Subsidiaries of Phoenix and sets forth with respect to each such Subsidiary, the jurisdiction of incorporation or formation, the authorized and outstanding capital stock of such Subsidiary and the owner(s) of record of such outstanding capital stock.

(b) Neither Phoenix, except with respect to its Subsidiaries, nor any of its Subsidiaries directly or indirectly owns or has the right or obligation to acquire any equity interest in any other corporation, partnership, limited liability company, joint venture, trust or other business organization.

(c) Each Subsidiary of Phoenix is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and each such Subsidiary has all requisite corporate or similar power and authority to own, lease and operate its assets and properties and to carry on its business as presently conducted, and is duly qualified or licensed as a foreign corporation or other legal entity to do business and is in good standing in each jurisdiction in which its assets and properties are owned, leased or operated by it or the nature of the business conducted by it makes or would make such qualification necessary or desirable, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 4.2(c) of the Disclosure Schedule accurately sets forth all jurisdictions in which the Subsidiaries are duly qualified, registered or licensed to do business.

(d) Phoenix has made available to Parent complete and accurate copies of the certificate of incorporation, bylaws, or such comparable governing documents of each of its Subsidiaries, each as currently in effect.

(e) Except as set forth in Section 4.2(e) of the Disclosure Schedule, all of the outstanding capital stock of Phoenix’s Subsidiaries is owned beneficially and of record by Phoenix and/or its Subsidiary, free and clear of any Encumbrances (other than Permitted Encumbrances) and all outstanding shares of capital stock of such Subsidiaries are duly authorized, validly issued, fully paid and nonassessable.

Section 4.3 Capitalization. As of the date hereof, the authorized capital stock of Phoenix consists of 20,000 shares of Class A Stock and 200,000 shares of Class B Stock, of which 12,208 shares of Class A Common Stock and 7,794 shares of Class B Common Stock are the only Phoenix Common Stock issued and outstanding and which are held by the holders thereof free and clear of any Encumbrances except for transfer restrictions under securities Laws and as set forth in Section 4.3 (b) of the Disclosure Schedule. There are no other shares of capital stock of Phoenix issued or outstanding. Section 4.3(a) of the Disclosure Schedule sets forth a complete and accurate stock ledger of Phoenix, reflecting all of the Stockholders and the number of shares of Common Stock held of record by each Stockholder, the number of shares of Common Stock underlying Options held of record by each Stockholder and the number of restricted shares of Common Stock held of record by each Stockholder. Section 4.3(b) of the Disclosure Schedule sets forth a complete and accurate list, as of the date specified therein, of: (i) all equity-based Benefit Plans, indicating for each such plan, as of such date, the number of shares of Phoenix Common Stock issued under such Benefit Plans, the number of shares of Phoenix Common Stock subject to outstanding options under such Benefit Plans and the number of shares of Phoenix Common Stock reserved for future issuance under such Benefit Plans; and (ii) all outstanding Options, indicating with respect to each such Option the name of the holder thereof, the Benefit Plan under which it was granted, the number of shares of Phoenix Common Stock subject to such Benefit Plan, the exercise price, the date of grant, and the vesting schedule. Phoenix has made available to the Parent complete and accurate copies of all Benefit Plans and the forms of all stock option agreements evidencing Options. All issued and outstanding Shares have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights. Except (i) as set forth in this Section 4.3 and (ii) as reserved for future grants under Benefit Plans, as of the date of this Agreement there are no subscriptions, options, warrants, calls, convertible securities, stock-based performance units or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (B) issue, grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests. Neither Phoenix nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Phoenix or any of its Subsidiaries on any matter.

Section 4.4 Consents and Approvals. No consent, approval, waiver, authorization, notice or filing is required to be obtained by Phoenix or its Affiliates from, or to be given by Phoenix or its Affiliates to, or made by Phoenix or its Affiliates with, any court or any governmental department, commission, board, bureau, agency, instrumentality, authority, body or other governmental entity, domestic or foreign (each, a “Governmental Entity”), in connection with the execution, delivery and performance by Phoenix and its Affiliates of this Agreement and the Ancillary Agreements (or the transactions contemplated hereby and thereby) and the consummation of the transactions contemplated hereby and thereby, except for (a) under the HSR Act, (b) the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, (c) such consents, approvals, waivers, authorizations, notices or filings the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (d) except as set forth in Section 4.4 of the Disclosure Schedule.

Section 4.5 Non-Contravention. The execution, delivery and performance by Phoenix of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, do not and will not constitute or result in (i) a breach or violation of any provision of the certificate of incorporation, bylaws or other organizational documents of any of Phoenix or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (or right of termination, cancellation, modification or acceleration) of any of the terms, conditions or provisions of, result in the modification of any right or obligation of any Person under, or result in a loss of any benefit to which Phoenix or any of its Affiliates are entitled under, any Business Contract, or result in the creation of any Encumbrance (other than any Encumbrance that is created by Parent or any of its Affiliates as of or immediately following the Closing) upon any of the properties or assets of Phoenix or its Subsidiaries, or (iii) assuming the receipt of all consents, approvals, waivers and authorizations and the making of notices and filings set forth in Section 4.5 of the Disclosure Schedule, violate or result in a breach of or constitute a default under any Order, Law or Governmental Authorization to which Phoenix or any of its Affiliates is subject, other than, in the case of clauses (ii) and (iii), breaches, violations, defaults, terminations, cancellations, modifications, accelerations, Encumbrances, changes in rights or obligations or losses of benefits that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 4.6 Financial Statements. Set forth in Section 4.6 of the Disclosure Schedule is a copy of (i) the audited consolidated balance sheets of Phoenix and its Subsidiaries as of December 31, 2006 and November 30, 2007 (the “Audited Balance Sheets”) and the related audited consolidated statements of income of Phoenix and its Subsidiaries for the year and eleven-month period, respectively, then ended (collectively, and together with the notes thereto, the “Audited Financial Statements”), (ii) the unaudited consolidated balance sheet of Phoenix and its Subsidiaries as of December 31, 2007 (the “Unaudited Balance Sheet”), and (iii) the unaudited consolidated statement of income of Phoenix and its Subsidiaries for the one-month period ended December 31, 2007 (Section 4.6 (ii) and Section 4.6(iii) collectively, the “Unaudited Financial Statements” and the Annual Financial Statements and the Unaudited Financial Statements being hereafter referred to collectively as the “Financial Statements”). Each of the Audited Balance Sheets included in the Financial Statements presents fairly and accurately in all material respects the consolidated financial position of Phoenix and its Subsidiaries as of its respective date and each of the consolidated statements of income included in the Financial Statements presents fairly and accurately in all material respects the results of operations of Phoenix and its Subsidiaries for the periods set forth therein, and in each case have been prepared in accordance with GAAP consistently applied during the periods covered thereby. The Financial Statements do not include, in any material respects, any revenue or expenses not Related to the Business. There are no off-balance-sheet transactions, arrangements, obligations or relationships (as defined in Item 303(a) of Regulation S-K under the U.S. Securities Exchange Act of 1934, as amended) attributable to Phoenix or its Subsidiaries. Phoenix maintains systems of internal accounting controls generally sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to Phoenix’s and any of its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization and (z) the recorded accountability for Phoenix’s or any of its Subsidiaries’ assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.7 Undisclosed Liabilities; Indebtedness.

(a) As of the date hereof there are no Liabilities of Phoenix or any of its Subsidiaries, and there are no facts or circumstances undisclosed as of the date hereof that could reasonably be expected to result in any Liability that, would be, individually or in the aggregate, reasonably expected to have a Material Adverse Effect, except for (i) those Liabilities accrued or disclosed on the face of the Audited Balance Sheet of Phoenix and its Subsidiaries as of November 30, 2007 and (ii) Liabilities incurred by Phoenix or its Subsidiaries since November 30, 2007 in the Ordinary Course.

(b) Set forth in Section 4.7(b) of the Disclosure Schedule is a true and complete list of all Indebtedness of Phoenix and its Subsidiaries, including for each such item of Indebtedness, the outstanding principal amount, interest rate as in effect between November 30, 2007 and the maturity date thereof, and the schedule of the principal payments, and any Encumbrances that relate to such Indebtedness.

(c) At Closing, neither Phoenix nor any of its Subsidiaries will have any outstanding Indebtedness, except as set forth in Section 4.7(c) of the Disclosure Schedule.

Section 4.8 Customers and Suppliers.

(a) Set forth in Section 4.8(a) of the Disclosure Schedule is a complete and accurate list of the 15 largest customers of Phoenix and its Subsidiaries, taken as a whole, by revenue for the year ended December 31, 2006 and for the eleven-month period ended November 30, 2007 (collectively, the “Top Customers”). As of the date hereof, none of the 15 Top Customers for the eleven-month period ended November 30, 2007 has given written or, to the Knowledge of the Company, oral, notice, to Phoenix or any of its Affiliates that any such Top Customer intends to materially reduce its purchases of goods or services from Phoenix or any of its Subsidiaries, or materially adversely modify the terms of the relationship, whether or not as a result of the transactions contemplated by this Agreement. Since December 31, 2006 none of Phoenix or any of its Subsidiaries has had any material disputes with, and no material claims have been made against Phoenix, any of its Subsidiaries or the Business by, any Top Customer.

(b) Set forth in Section 4.8(b) of the Disclosure Schedule is a complete and accurate list of the 15 largest suppliers of Phoenix and its Subsidiaries, taken as a whole, by expense for the year ended December 31, 2006 and for the eleven-month period ended November 30, 2007 (collectively, the “Top Suppliers”). Since December 31, 2006 none of Phoenix or any of its Subsidiaries has had any material disputes with, and no material claims have been made against Phoenix, its Subsidiaries or the Business by, any Top Supplier. As of the date hereof, none of the Top Suppliers for the eleven-month period ended November 30, 2007 has given written or, to the Knowledge of the Company, oral, notice, to Phoenix or any of its Affiliates that any such Top Supplier intends to materially reduce its sale of goods or services to Phoenix or any of its Subsidiaries, or intends to modify, or has modified the terms of the relationship in any material respect (for purposes of this representation, any modification to price or terms shall be deemed a material modification).

(c) Section 4.8(c) of the Disclosure Schedule sets forth a true, complete and correct list, as of January 31, 2008, of all titles of books (“Titles”) awarded to Phoenix and its Subsidiaries, by the customers listed thereon, for production during the calendar year commencing January 1, 2008. Neither Phoenix nor any of its Subsidiaries has received any written, or, to the Knowledge of the Company, oral, notice, from any of their customers regarding their intent to, or their attempt or threat to, cancel or otherwise terminate any award relating to such Titles. The Company is not aware of any existing or anticipated changes in, or modifications to, awards relating to Titles.

Section 4.9 Absence of Certain Changes or Events. Except as set forth in Section 4.9 of the Disclosure Schedule, since January 1, 2007 through the date hereof, Phoenix and its Subsidiaries have conducted their respective businesses in the Ordinary Course, and there has not been any change, condition, event or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect. Without limiting the generality of the foregoing, there has not been:

(a) as of the date hereof, any damage, destruction or other casualty loss exceeding $50,000 in any one case or $250,000 in the aggregate with respect to any asset or property owned, leased or otherwise used by Phoenix or any of its Subsidiaries or the Business; or

(b) as of the date hereof, any action taken that would have required the consent of Parent pursuant to Section 6.1(a), Section 6.1(b), Section 6.1(e), Section 6.1(k), Section 6.1(m), Section 6.1(n) (other than such actions in the Ordinary Course), Section 6.1(u), Section 6.1(w), Section 6.1(x) or Section 6.1(y) had such action occurred after the date of this Agreement.

Section 4.10 Real Property.

(a) Set forth in Section 4.10(a) of the Disclosure Schedule is a complete and accurate list of all of the real property owned by Phoenix and its Subsidiaries (the “Owned Real Property”) and a complete and accurate list of all of the real property interests leased or subleased by Phoenix and its Subsidiaries (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”). Phoenix or one of its Subsidiaries has, or at and immediately following the Closing will have, (i) fee title to each parcel of Owned Real Property free and clear of all Encumbrances, other than Permitted Encumbrances, and (ii) a valid and binding leasehold interest in the Leased Real Property, in each case free and clear of any Encumbrances, other than Permitted Encumbrances.

(b) The Real Property, together with any easements appurtenant thereto, includes all of the real property used or held for use in connection with or otherwise required to carry on the Business as currently conducted. Section 4.10(b) of the Disclosure Schedule sets forth all former owned or leased real property used or held for use by Phoenix in the last ten (10) years and the disposition thereof.

(c) Set forth in Section 4.10(c) of the Disclosure Schedule is a complete and accurate list of all leases or subleases relating to the Leased Real Property and any documents or instruments affecting the rights or obligations of any of the parties thereto (the “Leases”). There exists no material breach, default or event of default (any event that with notice or lapse of time or both would become a material breach, default or event of default) on the part of Phoenix or any of its Subsidiaries or any other party under any Leases. Phoenix has made available to Parent complete and accurate copies of all of the Leases and all amendments and modifications thereto.

(d) There are no existing or outstanding claims against Phoenix or any of its Subsidiaries for any security deposit relating to the Leased Real Property.

(e) Each facility included in the Real Property (including, all buildings, structures, and improvements) (i) is structurally sound, in good operating condition and repair, subject to ordinary wear and tear, (ii) is suitable in all material respects for its current use, operation and occupancy and (iii) does not require repairs or alterations based on its current use and capacity which are material in nature or cost for its current use.

(f) The ownership, occupancy, use and operation of the Real Property by Phoenix and/or its Subsidiaries complies in all material respects with all Laws, and does not violate in any material respect any instrument of record or agreement affecting such property.

(g) There are no pending or, to the Company’s Knowledge, threatened, appropriation, condemnation, eminent domain or like proceedings relating to the Owned Real Property, and there are no pending or, to the Company’s Knowledge, threatened, appropriation, condemnation, eminent domain or like proceedings relating to the Leased Real Property.

(h) None of Phoenix or any of its Subsidiaries has received written notice of any pending or threatened special assessment relating to any Real Property or is otherwise aware of any pending or threatened special assessment relating thereto. Each Leased Real Property is supplied with utilities necessary for the operation of such Leased Real Property and abuts on or has direct, permanent vehicular access to a public road.

(i) Except as set forth in Section 4.10(i) of the Disclosure Schedule, there exist no restrictions, limitations, covenants, conditions, Encumbrances (other than Permitted Encumbrances), options, adverse title claims or title retention agreements, arising out of any applicable Law, rule, regulation, act or omission, or agreement (whether written or verbal), that could in any way prohibit, impede or delay the sale, transfer, assignment or disposition of Owned Real Property by Phoenix or any of its Subsidiaries, as the case may be, or in any way adversely affect the consideration that could be received from a sale, transfer, assignment or disposition, as applicable, of Owned Real Property, if such a restriction, limitation, covenant, condition, encumbrance, option, adverse title claim or title retention agreement were not in place.

Section 4.11 Personal Property. Set forth in Section 4.11 of the Disclosure Schedule are the fixed asset registers setting forth for Phoenix and its Subsidiaries all of the tangible personal property owned or leased by Phoenix or any of its Subsidiaries, in each case valued individually in excess of $10,000 on a net book value basis which are reflected on the November 30, 2007 balance sheet included in the Financial Statements or acquired after November 30, 2007. Phoenix and its Subsidiaries have sole legal and beneficial ownership of or a valid leasehold interest in the Personal Property, free and clear of any Encumbrances, other than Permitted Encumbrances. The Personal Property has been maintained in the Ordinary Course and is in good operating condition and repair (subject to normal wear and tear). None of the Personal Property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs, none of which are material in nature or cost.

Section 4.12 Assets.

(a) At the Effective Time, the Surviving Corporation shall have the right to all of the properties, assets and rights of Phoenix necessary and adequate to conduct the Business, in all material respects, as currently conducted. There are no material properties, assets or rights Related to the Business which are currently not owned or leased by Phoenix, and at and immediately following the Closing will not be owned or leased by the Surviving Corporation and its Subsidiaries, free and clear of any Encumbrances, other than Permitted Encumbrances. There are no material Contracts Related to the Business to which Phoenix or one of its Subsidiaries is not a party.

Section 4.13 Intellectual Property Rights.

(a) Set forth in Section 4.13(a) of the Disclosure Schedule is a complete and accurate list of all Registered or material Intellectual Property of Phoenix or its Subsidiaries (collectively, the “Scheduled Intellectual Property”) and material Intellectual Property Contracts. Phoenix and its Subsidiaries exclusively own (beneficially, and of record where applicable) all Scheduled Intellectual Property, free and clear of any Encumbrances, except Permitted Encumbrances. To conduct the Business in all material respects as currently conducted, neither Phoenix nor any of its Subsidiaries requires any Intellectual Property that Phoenix and its Subsidiaries do not already own or license. The Scheduled Intellectual Property owned by Phoenix and its Subsidiaries is in all material respects subsisting, valid, enforceable, and is not subject to any outstanding Order adversely affecting Phoenix or any of its Subsidiaries’ use thereof or their rights thereto. Phoenix and its Subsidiaries have sufficient rights to use all Intellectual Property used in the Business as currently conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. None of Phoenix or any of its Subsidiaries has infringed or otherwise violated in any material respect the Intellectual Property rights of any third party. There is no litigation, opposition, cancellation, proceeding, objection or claim pending or asserted or, to the Company’s Knowledge, threatened, against Phoenix or any of its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any material Intellectual Property that is Related to the Business. No valid basis for any such litigation, opposition, cancellation, proceeding, objection or claim exists and, to the Company’s Knowledge, no Person is violating any material Intellectual Property right Related to the Business that Phoenix or any of its Subsidiaries holds exclusively.

(b) Phoenix and its Subsidiaries have taken reasonable measures to protect the confidentiality of all material Trade Secrets Related to the Business and such material Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure, license agreements and/or similar obligations of confidentiality which have not been breached.

(c) The IT Assets have not materially malfunctioned or failed within the past eighteen months. The IT Assets owned or licensed by Phoenix and its Subsidiaries are sufficient to permit Parent to conduct the Business in all material respects as currently conducted. Phoenix and its Subsidiaries have implemented backup, security and disaster recovery technology consistent with industry practices. Phoenix and its Subsidiaries take measures, directly or indirectly, to ensure the confidentiality of customer financial information consistent with industry practices and customer requirements.

Section 4.14 Business Contracts. Set forth in Section 4.14 of the Disclosure Schedule is a complete and accurate list (such list organized to reflect the different subsections of this Section 4.14) of each Business Contract:

(a) for the lease of real or personal property providing for annual rentals of $135,000 or more;

(b) that is reasonably likely to require either (x) annual payments to or from Phoenix and its Subsidiaries or the Business of more than $1,000,000 or (y) aggregate payments to or from Phoenix and its Subsidiaries or the Business of more than $5,000,000;

(c) with respect to any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to Phoenix and its Subsidiaries or the Business or in which Phoenix or any of its Subsidiaries owns any voting or economic interest, other than any partnership that is wholly owned by Phoenix or any of its Subsidiaries;

(d) relating to Indebtedness;

(e) that (i) purports to limit in any material respect either the type of business in which Phoenix or any of its Subsidiaries (or after the Closing, Parent or any of its Subsidiaries or Affiliates) may engage or the manner or locations in which any of them may so engage in any business, (ii) could require the disposition of any material assets or line of business of Phoenix or any of its Subsidiaries (or after the Closing, Parent or any of its Subsidiaries or Affiliates), (iii) grants “most favored nation” status that, following the Closing, would apply to the Surviving Corporation or any of its Subsidiaries (or after the Closing, Parent or any of its Subsidiaries or Affiliates), (iv) prohibits or limits in any material respect the right of Phoenix or any of its Subsidiaries (or after the Closing, Parent or any of its Subsidiaries or Affiliates) to make, sell or distribute any products or services or (v) grants any Person (other than Employees as part of the Business) exclusive or similar rights in respect of any services in any line of business or any geographic area with respect to or affecting Phoenix or any of its Subsidiaries (or after the Closing, Parent or any of its Subsidiaries or Affiliates);

(f) containing a standstill or similar agreement pursuant to which Phoenix or any of its Subsidiaries has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(g) that is a material Intellectual Property Contract (other than licenses for commercial off-the-shelf or shrink wrap software that has not been modified or customized for Phoenix or any of its Subsidiaries);

(h) pursuant to which Phoenix or any of its Subsidiaries or the Business is or may be obligated to make payments, contingent or otherwise, on account of or arising out of prior acquisitions or sales of businesses, assets (other than the sale or purchase of products and services by the Company and its Subsidiaries in the Ordinary Course of Business), or stock of other companies;

(i) that is an employee collective bargaining agreement or Contract with any labor organization;

(j) that is between or among the Principal Stockholders, or any one of them and/or any of their Affiliates on the one hand, and Phoenix or any of its Subsidiaries, on the other hand;

(k) that is a stockholder agreement, voting trust or other contract or understanding to which a Principal Stockholder or any of its Affiliates are a party or to which a Principal Stockholder or any of its Affiliates is bound, in each case relating to the voting, purchase, redemption or other acquisition of any shares of the capital stock of Phoenix or any of its Subsidiaries;

(l) that is subject to an advance against a Rebate or a signing bonus of $1,000,000 or more;

(m) providing for indemnification of any Person, except for any Business Contract that is (x) not material to Phoenix and its Subsidiaries, taken as a whole, or the Business or (y) entered into in the Ordinary Course;

(n) that contains a put, call or similar right pursuant to which Phoenix or any of its Subsidiaries or the Business could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $250,000; and

(o) that is a Government Contract that is reasonably likely to require either annual payments to or from Phoenix and its Subsidiaries or the Business of more than $2,000,000.

The Business Contracts included in (a) through (o) being collectively referred to herein as the “Material Contracts”.

There does not exist under any Material Contract any violation, breach, default or event of default, or alleged violation, breach, default or event of default, or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach, default or event of default thereunder on the part of Phoenix or its Subsidiaries) or, to the Company’s Knowledge, any other party thereto. Each of the Material Contracts is in full force and effect and constitutes a legal, valid, enforceable and binding obligation of Phoenix or its Subsidiaries, as applicable, or, to the Company’s Knowledge, any other party thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. There are no material disputes involving Phoenix or its Subsidiaries, pending or, to the Company’s Knowledge, threatened, under any Material Contract. There are no material disputes involving any Person other than Phoenix or its Subsidiaries pending or, to the Company’s Knowledge, threatened, under any Material Contract. Phoenix has made available to Parent complete and accurate copies of all of the Material Contracts, and all amendments and modifications thereto.

Section 4.15 Government Contracts. Neither the Company nor any of its Subsidiaries is a party to any Government Contract. As used herein, “Government Contract” means any contract to which Phoenix or any of its Affiliates is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract).

Section 4.16 Litigation.

(a) Except as set forth in Section 4.16(a) of the Disclosure Schedule, there is no material civil, criminal or administrative action, cause of action, claim, suit, demand, proceeding, hearing, investigation, order, writ, injunction or decree pending or, to the Company’s Knowledge, threatened (“Proceedings”) against or relating to Phoenix or any of its Subsidiaries or affecting their respective properties or assets, the Business or affecting the operations of the Business in any material respect, in each case at law or in equity or before or by any Governmental Entity.

(b) There are no pending grievances or claims before the Equal Employment Opportunity Commission or any other Governmental Entity by any employee or former employee of Phoenix or any of its Subsidiaries with respect to his or her employment, termination of employment or any compensation or employee benefits (other than routine claims under a Benefit Plan).

(c) There are no Orders to which Phoenix or any of its Subsidiaries, any of their respective properties or assets or the Business is subject, or, to the Knowledge of the Company, threatened, against Phoenix, its Subsidiaries or the Business that, individually or in the aggregate, would be reasonably expected to affect their respective properties or assets, the Business or affect the operations of the Business in any material respect.

(d) None of Phoenix or any of its Subsidiaries is in default with respect to any Proceedings, and there are no unsatisfied judgments or awards against Phoenix, any of its Subsidiaries or the Business. None of the Company and its Subsidiaries is party to any Proceedings which, if adversely determined, would reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

Section 4.17 Compliance with Law. Each of Phoenix, its Subsidiaries and the Business has not been, and is not being, conducted in violation of any Laws except, in each case, for violations that are not reasonably likely to result in losses, liabilities, obligations, damages, costs or expenses (including, without limitation, fines and penalties) of less than $5,000 singly or $10,000 in the aggregate. As of the date hereof, none of Phoenix or any of its Subsidiaries has received any written notice or, to the Company’s Knowledge, oral notice, alleging any violation under any Law applicable to Phoenix, its Subsidiaries or the Business during the past twelve months that would be reasonably likely to be material to Phoenix and its Subsidiaries, taken as a whole, or the Business. Phoenix and its Subsidiaries have all Governmental Authorizations necessary for the conduct of their respective businesses and the Business, as currently conducted. All such Governmental Authorizations are valid and in full force and effect and held by and in the name of Phoenix or one of its Subsidiaries. None of Phoenix or any of its Subsidiaries has been notified in writing or, to the Company’s Knowledge, orally, by any relevant Governmental Entity or other Person that any such Governmental Authorizations may be modified, suspended or revoked or may not be renewed in the Ordinary Course.

Section 4.18 Insurance. Section 4.18 of the Disclosure Schedule sets forth a true and complete list of each insurance policy maintained by Phoenix or any of its Subsidiaries including, fire and casualty, workers’ compensation, general liability, business interruption, product liability, and sprinkler and water damage insurance policies, but excluding all health, welfare and similar insurance policies covering Employees (the “Insurance Policies”), indicating in each case, the coverage limits with respect to such Insurance Policies and claims history since January 1, 2005 to the date hereof with respect to the Business. Such Insurance Policies are in full force and effect in all material respects and neither Phoenix nor any of its Subsidiaries is in material breach or default with respect to its obligations under any such Insurance Policy. Neither Phoenix nor any of its Subsidiaries has failed to present or give any notice with respect to any material claim under any Insurance Policy in a due and timely fashion and in the past five years, no insurer has refused, denied or disputed coverage of any material claim made thereunder. Since January 1, 2006, no insurer has advised Phoenix or any of its Subsidiaries that it intends to reduce coverage, materially increase any premium or fail to renew any existing policy or binder.

Section 4.19 Employee Benefits.

(a) All benefit and compensation plans, contracts, policies or arrangements covering the Employees and current or former directors of Phoenix or its Subsidiaries that are maintained or sponsored solely by Phoenix or any of its Subsidiaries or for the benefit of the Employees and current or former directors of the Phoenix or its Subsidiaries, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, any deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus, workers’ compensation, short term disability, vacation and severance plans and all employment, severance and change in control agreements, and all amendments thereto (collectively, the “Benefit Plans”) and each Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service National Office, including any master or prototype plan, have been separately identified in Section 4.19(a) of the Disclosure Schedule. True and complete copies of all Benefit Plans listed in Section 4.19(a) of the Disclosure Schedule, other than any equity-based Benefit Plan including but not limited to, (i) any trust or other funding instruments, insurance contracts, (ii) the most recent determination letter, if applicable, (iii) for the two most recent years (A) the Form 5500 and attached schedules (B) audited financial statements and (C) actuarial valuation reports, and, with respect to any employee stock ownership plan, loan agreements forming a part of any Benefit Plans, and all amendments thereto have been made available to the Parent or its counsel.

(b) All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) have been established and administered in compliance with ERISA, the Code and other applicable laws. Each Benefit Plan which is subject to ERISA (the “ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and not a Multiemployer Plan (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and Phoenix and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Benefit Plan under Section 401(a) of the Code.

(c) (i) Neither Phoenix nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could reasonably be expected to subject Phoenix or any of its Subsidiaries to a tax or penalty imposed by Section 4975 of the Code or Section 502(i) of ERISA; (ii) neither Phoenix nor any of its Subsidiaries has incurred or reasonably expects to incur a material tax or material penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA in an amount which would be material; (iii) no liability under Subtitle C or D of Title IV of ERISA has been incurred and as of the date hereof is outstanding or is reasonably expected to be incurred by Phoenix or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Phoenix or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”); and (iv) neither Phoenix nor any of its Subsidiaries have incurred any liability that is outstanding and do not expect to incur, prior to the Closing, any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, has been required to be filed for any Pension Plan. No notices have been required to be sent to Employees and their beneficiaries by Pension Benefit Guaranty Corporation (“PBGC”) under Section 302 or 4011 of ERISA or Section 412 of the Code (including Section 412(m)). Neither Phoenix nor any of its Subsidiaries nor any ERISA Affiliate has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(d) No Benefit Plan is a “single employer plan” within the meaning of Section 4001(a)(15) of ERISA.

(e) No Benefit Plan is a Multiemployer Plan.

(f) As of the date of this Agreement, there is no material pending or, to the Knowledge of the Company, threatened, litigation relating to the Benefit Plans. Except as set forth in Section 4.19(f) of the Disclosure Schedule, as of the date of this Agreement, neither Phoenix nor any of its Subsidiaries has any obligations for retiree health and life benefits under any ERISA Plan or collective bargaining agreement. No Benefit Plan set forth in Section 4.19(a) of the Disclosure Schedule expressly provides for retiree health or life benefits, other than COBRA benefits.

(g) Except as set forth in Section 4.19(g) of the Disclosure Schedule, there has been no amendment to, announcement by Phoenix or any of its Subsidiaries relating to, or change in Employee participation or coverage under, any Benefit Plan which would reasonably be expected to increase materially the annual expense of maintaining such plan above the level of the expense reflected in the most recent Annual Financial Statements. Except as set forth in Section 4.19(g) of the Disclosure Schedule, neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated by this Agreement will (w) entitle any Employees to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (y) limit or restrict the right of Phoenix or any of its Subsidiaries, or, after the consummation of the transactions contemplated by this Agreement, Parent to merge, amend or terminate any of the Benefit Plans or (z) result in payments under any of the Benefit Plans which would not be fully deductible under Sections 280G and 162(m) of the Code.

(h) Set forth in Section 4.19(h) of the Disclosure Schedule is a complete and accurate list as of a date not more than three (3) Business Days prior to the date hereof of the number of Employees as of such date within each title/category, including such Employees’ average rate of pay.

(i) No Benefit Plan is maintained outside the jurisdiction of the United States, or covers any Employee or director of Phoenix or any of its Subsidiaries residing or working outside the United States.

(j) No payments or benefits due in connection with the transactions contemplated by this Agreement constitute “parachute payments” as defined in Section 280G of the Code by virtue of the fact that such payments and benefits are exempt from such definition under Treasury Regulation 1.280G-1, Q&A-5(a)(1).

Section 4.20 Tax Matters.

(a) (i) All Tax Returns that are required to be filed on or before the Closing Date by or on behalf of Phoenix or any of its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true, complete and correct as the case may be; (ii) all Taxes owed by Phoenix or any of its Subsidiaries or otherwise with respect to the Business, have been or will be timely paid in full; (iii) Phoenix and its Subsidiaries have adequately reserved for all material Taxes accrued through the date hereof but not yet payable; and (iv) as of the Closing Date Phoenix and its Subsidiaries will have adequately reserved for all material Taxes accrued through the Closing Date but not yet payable.

(b) (i) The Tax Returns referred to in Section 4.20(a) have been examined by the IRS or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired for all taxable periods through and including December 31, 2003; (ii) all deficiencies asserted or assessments made as a result of any such examinations have been paid in full or, to the extent set forth in Section 4.20(b) of the Disclosure Schedule, are being contested in good faith by appropriate proceedings; (iii) no waivers of statutes of limitation have been given by or requested with respect to any material Taxes of Phoenix or any of its Subsidiaries with respect to any tax period ending after December 31, 2003; (iv) Phoenix has provided Parent correct and complete copies of examination reports and statements of deficiencies assessed against or agreed to by Phoenix or any of its Subsidiaries for any tax period ending after December 31, 2003; and (v) except as set forth in Section 4.20(b) of the Disclosure Schedule, no written claim has been received by Phoenix or its Subsidiaries from an authority in a jurisdiction where Phoenix or any of its Subsidiaries do not file Tax Returns that Phoenix or any of its Subsidiaries are subject to taxation by that jurisdiction with respect to the Business or should have been included in a consolidated return.

(c) Neither Parent nor any of its Subsidiaries (including the Surviving Corporation) will be required, as a result of (i) a change in accounting method by Phoenix for a Tax period beginning on or before the Closing, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Closing Date, or (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Closing.

(d) Neither Phoenix nor any of its Subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return,

other than a group the common parent of which is Phoenix or has any liability for taxes of any person (other than Phoenix or any of its Subsidiaries) under regulation section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise.

(e) No closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to Phoenix or its Subsidiaries.

(f) Phoenix and its Subsidiaries have withheld or collected and paid or deposited in accordance with Law all Taxes required to have been withheld or collected and paid or deposited in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(g) Neither Phoenix nor any of its Subsidiaries is bound by or has any obligation under any Tax allocation or sharing agreement.

(h) Phoenix has made available to Parent true and correct copies of the Tax Returns filed by Phoenix or its Subsidiaries for all periods since December 31, 2003.

(i) Neither Phoenix nor or any of its Subsidiaries (i) has engaged in any transaction that is the same as, or substantially similar to, a transaction which is a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b) (including any transaction which the IRS has determined to be a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2), or would be reportable to a similar extent under any other provision of state, local or foreign Tax law); (ii) has engaged in a transaction of which it made disclosure to any taxing authority to avoid penalties; or (iii) has participated in any “tax amnesty” or similar program offered by any taxing authority to avoid the assessment of penalties or other additions to Tax.

(j) Neither Phoenix nor any of its current or former Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355(a) of the Code: (i) at any time during the two-year period prior to the date hereof, (ii) at any time during the period commencing on the date hereof and ending on the Closing Date or (iii) which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with and including the transactions contemplated by this Agreement.

Section 4.21 Environmental Matters.

(a) Phoenix and its Subsidiaries are in compliance in all material respects with all Environmental Laws.

(b) There are no Environmental Claims pending or, to the Company’s Knowledge, threatened, against Phoenix and its Subsidiaries; nor has Phoenix and/or its Subsidiaries received any written notification of any allegation of any actual or potential responsibility for the disposal, release, or threatened release at any location of any Hazardous Substance.

(c) There have been no releases of Hazardous Substances at any current or former properties owned or leased by Phoenix or its Subsidiaries in quantities which could reasonably be expected to trigger a requirement for investigation, remediation, or abatement by Phoenix or any of its Subsidiaries pursuant to any Environmental Law.

(d) None of the current or former properties owned or leased by Phoenix or its Subsidiaries contains any underground storage tank, asbestos-containing material, lead containing paint, or polychlorinated biphenyls which could reasonably be expected to trigger a requirement for investigation, remediation, or abatement by Phoenix or any of its Subsidiaries pursuant to any Environmental Law.

(e) Neither Phoenix nor any of its Subsidiaries is subject to an Order of a Governmental Authority or a contract with a third party relating to material liabilities under any Environmental Law.

(f) True and correct copies of all written reports, audits and assessments, in the possession or control of Phoenix relating to Environmental Conditions in, on or about any current or former properties or relating to compliance with Environmental Laws have been made available to Parent.

Section 4.22 Labor Matters. Neither Phoenix nor any of its Subsidiaries is a party to, a participant in any negotiation of, or otherwise bound by any labor Contracts or collective bargaining agreements, letters of understanding or other written arrangements with any union or labor organization covering any Employees and none of said Employees are represented by any union or labor organization. Phoenix and its Subsidiaries are not and have not been engaged in any material unfair labor practice in the last two years, and no material unfair labor practice complaint against Phoenix or any of its Subsidiaries is pending or, to the Company’s Knowledge, threatened, before the National Labor Relations Board or any other Governmental Entity. There is no, and in the last five years there has not been any, labor strike, material slowdown, stoppage, lock-out or other material labor dispute pending or, to the Company’s Knowledge, being threatened, against Phoenix or any of its Subsidiaries. Relations between management of Phoenix and its Subsidiaries, on one hand, and the Employees, taken as a whole, on the other hand, are in all material respects good and there have not been in the past five years, nor are there currently, any attempts by any organized labor organizations to unionize the Employees. Phoenix and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours. Except as set forth in Section 4.22 of the Disclosure Schedule, there are no employment or consulting contracts or arrangements with any Employees. Except as provided by Law, or as set forth in Section 4.22 of the Disclosure Schedule, the employment of all persons presently employed or retained by Phoenix and its Subsidiaries is terminable at will.

Section 4.23 Affiliate Transactions. Except as set forth in Section 4.23 of the Disclosure Schedule, neither Phoenix nor any of its Subsidiaries is a party to any Contract or other arrangement with, or have any Indebtedness (or any commitment to make any loan or extend or guarantee credit to or for the benefit of), directly or indirectly, to, any of its Stockholders or any of their Affiliates or, as applicable, any directors, officers or employees of Phoenix or any of its Affiliates. None of such Persons has any Indebtedness to Phoenix or any of its Subsidiaries. None of such Persons owns any property or right, tangible or intangible, that is used by any of Phoenix or any of its Subsidiaries. None of its Stockholders or their Affiliates have, or have had in the past five years, any direct or indirect ownership interest in, or any contractual or business relationship with, any Person with which Phoenix or any of its Subsidiaries has a business relationship, or any Person which, directly or indirectly, competes with Phoenix or any of its Subsidiaries or the Business.

Section 4.24 Brokers or Finders. Except as set forth in Section 4.24 of the Disclosure Schedule, none of Phoenix or any of its Subsidiaries, its employees, officers and directors, or any of their Affiliates has engaged any broker, finder, investment banker, financial advisor, agent, consultant or intermediary in connection with this Agreement, or the transactions contemplated by this Agreement, who would be entitled to a broker’s, finder’s or similar fee or commission in connection herewith or therewith or upon the consummation of this Agreement or thereof.

Section 4.25 Prohibited Payments. None of Phoenix or any of its Subsidiaries has, directly or indirectly, (a) made or agreed to make any contribution, payment or gift to any government official, employee or agent where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, local or foreign jurisdiction, (b) established or maintained any unrecorded fund or asset for any purpose or made any false entries on the Books and Records of Phoenix or any of the Subsidiaries for any reason, (c) made or agreed to make any contribution, or reimbursed any political gift or contribution made by any other person, to any candidate for federal, state, local or foreign public office or (d) paid or delivered any fee, commission or any other sum of money or item of property, however characterized, to any finder, agent, government official or other party, in the United States or any other country, which in any manner relates to the assets, business or operations of Phoenix or any of its Subsidiaries that Phoenix or any such Subsidiary knows or has reason to believe to have been illegal under any federal, state or local laws (or any rules or regulations thereunder) of the United States or any other country having jurisdiction.

Section 4.26 Accounts Receivable. The accounts receivable reflected on the Unaudited Balance Sheet (except to the extent collected) and accounts receivable arising after the date of the Unaudited Balance Sheet and reflected on the books and records of Phoenix and its Subsidiaries (i) represent bona fide obligations from sales actually made or services actually performed and are invoiced in the Ordinary Course; (ii) require no further performance on the part of Phoenix or any of its Subsidiaries to render them valid, and (iii) are subject to no material set-offs or counterclaims. The accounts receivable reflected on the Unaudited Balance Sheet are stated thereon in accordance with GAAP, consistently applied.

Section 4.27 Inventory. Section 4.27 of the Disclosure Schedule sets forth a complete and accurate list of all of the addresses at which any substantial portion of the entire inventory of Phoenix and its Subsidiaries as of November 30, 2007 (the “Inventory“) is located. Subject to amounts reserved therefor on the Audited Balance Sheet and on the Unaudited Balance Sheet, the values at which all Inventories are carried on the Audited Balance Sheet and on the Unaudited Balance Sheet reflect the historical inventory valuation policy of Phoenix of stating such Inventory at the lower of cost or market value, and all Inventories are valued such that each of Phoenix and its Subsidiaries will earn its customary gross margins thereon. Phoenix or its respective Subsidiaries has good and marketable title to its respective Inventory free and clear of any and all Encumbrances (other than Permitted Encumbrances and liens under Indebtedness listed in Section 4.14(d) of the Disclosure Schedule); the Inventories are in good and merchantable condition in all material respects and are suitable and usable for the purposes for which they are intended; and such Inventory does not consist of, in any material amount, items that are obsolete, damaged or slow-moving and do not consist of any items held on consignment. None of Phoenix or any of its Subsidiaries is under any obligation or liability with respect to accepting returns of items of Inventory or merchandise in the possession of its customers other than in the Ordinary Course consistent with past practice. No clearance or extraordinary sale of the Inventory has been conducted since the Balance Sheet Date. None of Phoenix or any of its Subsidiaries has acquired or committed to acquire or produce Inventory for sale that is not of a quality usable in the Ordinary Course within a reasonable period of time and consistent with past practice, nor has Phoenix or any of its Subsidiaries changed the price of any Inventory.

Section 4.28 Banking Relationships. With respect to Phoenix and its Subsidiaries, Section 4.28 of the Disclosure Schedule sets forth a complete and accurate description of all arrangements that Phoenix or any of its Subsidiaries have with any banks, savings and loan associations or other financial institutions providing for any accounts, including, without limitation, checking accounts, cash contribution accounts, safe deposit boxes, borrowing arrangements, certificates of deposit or otherwise, indicating in each case account numbers, if applicable, and the person or persons authorized to act or sign on behalf of Phoenix or any of its Subsidiaries in respect of any of the foregoing. No person holds any power of attorney or similar authority from Phoenix or any of the Subsidiaries with respect to such accounts.

Section 4.29 Product Warranty; Purchase Commitments and Outstanding Bids. As of the date of this Agreement, there are no material claims, individually or in the aggregate, against Phoenix or any of its Subsidiaries for “make goods” or other compensation or penalties by reason of production or distribution errors, alleged undershipments, defective products or otherwise, or of products in the hands of customers under an understanding that such products would be returnable. Other than warranty claims made in the Ordinary Course of business, there have been no material product warranty claims made against Phoenix or any of its Subsidiaries in the past two years. No outstanding purchase order or commitment or outstanding lease commitment of Phoenix or any of its Subsidiaries presently is materially in excess of the normal, ordinary and usual requirements of the business of Phoenix or its Subsidiaries. There is no outstanding bid, proposal, proposed Contract or unfilled order that will or would, if accepted, have a Material Adverse Effect, individually or in the aggregate, on Phoenix or any of its Subsidiaries or will or would, if accepted, reasonably be expected to be sold at a price less than the direct variable cost to Phoenix or any of its Subsidiaries.

Section 4.30 No Other Agreements to Sell the Assets or Stock of Phoenix or any Subsidiary. Other than sales of inventory, services or products in the Ordinary Course consistent with past practice, none of Phoenix or any of is Subsidiaries has any obligation of any kind or nature, absolute or contingent, to any other person or firm to (a) sell or effect a sale of all or any of its assets, (b) sell or effect a sale of any of the Phoenix Common Stock or any other equity interest of Phoenix or any of its Subsidiaries, (c) effect any merger, consolidation or other reorganization of, or other business combination involving, Phoenix or any of its Subsidiaries, or (d) enter into any Contract or cause the entering into a Contract with respect to any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to Phoenix as follows:

Section 5.1 Organization, Standing and Qualification of Parent. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, and is duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction in which its assets and properties are owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, materially impair or delay the ability of Parent and Merger Sub to effect the Closing or to perform its obligations under this Agreement and the Ancillary Agreements.

Section 5.2 Authority of Parent and Merger Sub. Each of Parent and Merger Sub has all requisite corporate power, capacity and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder, and to consummate the transactions hereby and thereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements has been duly and validly authorized and no additional corporate or stockholder or other authorization or consent is required in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Agreements. Assuming due authorization, execution and delivery by Phoenix, this Agreement and the Ancillary Agreements constitute the valid and legally binding obligations of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 5.3 Consents and Approvals. Except for (a) under the HSR Act and (b) the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, no consent, approval, waiver, authorization, notice or filing is required to be obtained by Parent or Merger Sub any of their Affiliates from, or to be given by Parent or Merger Sub or any of their Affiliates to, or made by either of Parent or Merger Sub or any of their Affiliates with, any Governmental Entity or other Person in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Agreements (or the transactions contemplated hereby and thereby) and the consummation of the transactions contemplated hereby and thereby, except for such consents, approvals, waivers, authorizations, notices or filings the failure to obtain which would not reasonably be expected to, individually or in the aggregate, materially impair or delay the ability of Parent or Merger Sub to effect the Closing or to perform their obligations under this Agreement and the Ancillary Agreements.

Section 5.4 Compliance with Law. Each of Parent and Merger Sub is in compliance in all material respects with all applicable Laws, except for such noncompliance which would not reasonably be expected to, individually or in the aggregate, materially impair or delay the ability of Parent or Merger Sub to effect the Closing or to perform their respective obligations under this Agreement and the Ancillary Agreements.

Section 5.5 Brokers or Finders. None of Parent, Merger Sub or any of their Affiliates has engaged any broker, finder, investment banker, financial advisor, consultant or intermediary in connection with this Agreement, or the transactions contemplated by this Agreement, who (a) would reasonably be entitled to receive from Parent or Merger Sub a broker’s, finder’s or similar fee or commission in connection herewith or therewith or upon the consummation of this Agreement or thereof or (b) would as a result of such engagement reasonably be expected to, individually or in the aggregate, materially impair or delay the ability of Parent or Merger Sub to effect the Closing or to perform its obligations under this Agreement.

Section 5.6 Litigation. As of the date hereof, there is no civil, criminal or administrative action, cause of action, claim, suit, demand, proceeding, hearing, investigation, Order, writ, injunction or decree (x) pending which would reasonably be expected to, individually or in the aggregate, materially impair or delay the ability of Parent or Merger Sub to effect the Closing or to perform their respective obligations under this Agreement, or (y) to the knowledge of the executive officers of Parent or Merger Sub, threatened against or relating to any of Parent or Merger Sub which would reasonably be expected to, individually or in the aggregate, materially impair or delay the ability of Parent or Merger Sub to effect the Closing or to perform their obligations under this Agreement.

Section 5.7 Available Funds. Parent will have available to it at the Closing Date and each other date on which Parent is required to make any payment to Stockholders’ Representative hereunder, sufficient funds to pay the Purchase Price and to make any and all other payments required to be made by Parent to Stockholders’ Representative pursuant hereto.

ARTICLE VI

COVENANTS OF THE PARTIES

Section 6.1 Conduct of the Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to ARTICLE VIII and the Closing Date, except as otherwise expressly provided in this Agreement, Phoenix will, and Principal Stockholders will cause Phoenix and its Subsidiaries to, maintain the corporate existence of Phoenix and its Subsidiaries, conduct the Businesses and operations of Phoenix and its Subsidiaries in the Ordinary Course (including the collection of receivables and the payment of payables) and make reasonable best efforts to preserve intact operations of Phoenix and its Subsidiaries and the Business’s relationships with customers, vendors, agents, employees and other Persons with whom they have business relations. Without limiting the generality of the foregoing, except as expressly provided in this Agreement and unless otherwise prohibited by Law (in which case Phoenix shall notify Parent accordingly), prior to the earlier of the termination of this Agreement pursuant to ARTICLE VIII and the Closing Date, Phoenix covenants that it will not, and Principal Stockholders covenant that they will cause Phoenix, its Subsidiaries and the Business not to, without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed:

(a) merge or consolidate Phoenix or any of its Subsidiaries with any other Person, cause Phoenix or any of its Subsidiaries to acquire any operation, business or assets from any other Person (other than inventory and supplies in the Ordinary Course), or restructure, reorganize or completely or partially liquidate or dissolve Phoenix or any of its Subsidiaries;

(b) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any equity securities of Phoenix or any of its Subsidiaries;

(c) make any loans, advances or capital contributions to or investments in any Person, other than in the Ordinary Course;

(d) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of Phoenix’s capital stock;

(e) (i) amend or modify any Material Contract with a customer in any material respect or in a manner materially adverse to Phoenix and its Subsidiaries or the Business, (ii) amend or modify any Material Contract that is not with a customer in any material respect or in a manner materially adverse to Phoenix and its Subsidiaries or the Business, or (iii) terminate any Material Contract prior to its scheduled expiration, waive any material rights, claims or obligations under or relating to any Material Contract, or cancel, modify or waive any debts or claims held by it thereunder, or waive any rights thereunder;

(f) other than (i) as contemplated by this Agreement, (ii) in the Ordinary Course with respect to Contracts with customers or suppliers (and in the case of suppliers, so long as such Contract is terminable by Phoenix or its Subsidiaries on 60 days’ or less notice and without cost), enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement;

(g) accelerate in any material respect the delivery or sale of products or services or, other than in the Ordinary Course, make changes in any material respect with respect to any selling, service-level, credit or product/service discount principles, practices, methods or policies;

(h) enter into any Contract containing a “non-compete”, “non-solicitation”, “most favored nation”, “exclusivity” or any other provision that would be likely to have any such similar effects that would restrict Phoenix or any of its Affiliates;

(i) amend, modify in any material respect or terminate any Insurance Policy, unless it shall be replaced by a substantially similar policy on substantially the same terms or waive any material rights, claims or obligations under or relating to any Insurance Policy;

(j) enter into any Contract that would have been subject to disclosure pursuant to Section 4.23 had it been entered into prior to the date of this Agreement;

(k) enter into, amend or modify any labor Contracts, collective bargaining agreements, letters of understanding or other arrangements with any union or labor organization covering any Employees;

(l) accelerate or otherwise alter in any material respect the timing of the payment of any accounts receivable of Phoenix or any of its Subsidiaries or delay in any material respect the payment of any Accounts Payable or accrued expenses of Phoenix or any of its Subsidiaries;

(m) sell, assign, transfer, convey, lease, license, pledge, mortgage, surrender, divest, cancel, allow to lapse or expire, abandon, encumber or otherwise dispose of any material assets of Phoenix, its Subsidiaries or the Business, including capital stock or real property, other than in the Ordinary Course;

(n) except as provided pursuant to existing written, binding Contracts or Benefit Plans in effect prior to the date of this Agreement and set forth in Section 6.1(n) of the Disclosure Schedule, or as otherwise required by applicable Law, (i) grant or provide any severance or termination payments or benefits to any director or Employee of Phoenix or any of its Subsidiaries, (ii) increase the annual cash compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, Employee of Phoenix or any of its Subsidiaries, (iii) establish, adopt, amend or terminate any Benefit Plan or amend the terms of any outstanding equity-based awards, (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already provided in any such Benefit Plan, (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (vi) grant or forgive any loans to directors or Employees of Phoenix or any of its Subsidiaries;

(o) terminate any lease with respect to Real Property or enter into, amend or renew any such lease;

(p) amend, modify or alter the terms of the Phoenix Indebtedness; other than taking steps to discharge or reduce such Indebtedness;

(q) incur any Indebtedness or guarantee any Indebtedness of any other Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Phoenix or any of its Subsidiaries;

(r) create or incur any Encumbrances on any assets or properties of Phoenix or any of its Subsidiaries or the Business other than Permitted Encumbrances (except for clause (g) of the definition of Permitted Encumbrances);

(s) make, authorize or incur any capital expenditures or commitments for capital additions or improvements in excess of $500,000, other than as provided for in the 2008 capital plan or in the case of an extraordinary occurrence;

(t) pay, prepay, settle, discharge or satisfy any Liability of more than $150,000 other than repayment of Indebtedness in the Ordinary Course or payment of accounts payable in the Ordinary Course;

(u) enter into any settlement, concession, conciliation or similar agreement (i) involving payment or receipt of payment after the execution of this Agreement of consideration in excess of $100,000 in any individual case, or $250,000 in the aggregate, or (ii) on a basis that would result in (A) the imposition of any order, writ, judgment, injunction, indictment, demand, decree, stipulation, determination or award by any Governmental Entity that would restrict in any material respect the future activity or conduct of Phoenix or any of its Subsidiaries or (B) an admission of a violation of Law or violation of the rights of any Person by Phoenix or any of its Subsidiaries;

(v) amend the certificate of incorporation, bylaws, or such comparable governing documents of Phoenix or any of its Subsidiaries;

(w) issue, amend the terms of, declare, set aside, make or pay any dividends or make any other payment or distribution of any kind with respect to, any of Phoenix’s or any of its Subsidiaries’ equity securities (in each case other than in cash) or enter into any Contract with respect to the voting of such equity securities;

(x) make any changes in accounting methods, policies, procedures, principles or practices unless required by GAAP;

(y) change its method of Tax accounting or make or change any material Tax election, change an annual accounting period, file any amended Tax Return, file any Tax Return unless a failure to do so would be a violation of the applicable Law, enter into any closing agreement, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or settle or finally resolve any Tax contest with respect to any material amount of Tax; or

(z) agree, authorize or commit, whether in writing or otherwise, to do any of the foregoing.

Section 6.2 Notice of Certain Events or Occurrences. Prior to the Closing, each party shall, as promptly as practicable, provide the other party with notice of any event or occurrence that has caused or would be reasonably expected to cause any of the conditions set forth in ARTICLE VII not to be satisfied.

Section 6.3 Access to Information.

(a) Subject to applicable Laws relating to the exchange of information, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to ARTICLE VIII and the Closing Date, Phoenix shall, and Principal Stockholders shall cause Phoenix and its Subsidiaries to, in such manner as will not unreasonably interfere with the conduct of their respective businesses, (i) give Parent and its authorized representatives reasonable access, upon reasonable notice during normal business hours, to all books, records, Business Contracts, personnel and properties utilized by Phoenix or any of its Subsidiaries or the Business, (ii) permit Parent and its authorized representatives to make such reasonable inspections thereof as Parent may request (such inspections may include internal Parent environmental inspections) and (iii) furnish Parent and its authorized representatives with such financial and operating data and other information with respect to Phoenix and its Subsidiaries, the Business and the properties and assets (including, with respect to Phoenix and its Subsidiaries, the working papers of its auditors) of Phoenix and its Subsidiaries and the Business as Parent may from time to time reasonably request.

(b) In addition to the confidentiality arrangements contained in this Agreement, Parent will hold in confidence, in accordance with the terms of the confidentiality agreement (the “Confidentiality Agreement”), dated November 30, 2007, as amended from time to time, such terms and conditions of the Confidentiality Agreement being hereby incorporated herein by reference as if such terms and conditions were set forth in this Agreement, by and between Parent and Phoenix, all documents and information furnished to Parent by Phoenix or any of its officers, directors, employees, agents, consultants, advisors or representatives in connection with this Agreement and the transactions contemplated by this Agreement. In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of the Confidentiality Agreement shall govern.

Section 6.4 Reasonable Best Efforts; Filings.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto will cooperate with each other and use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the transactions contemplated by this Agreement, including preparing and submitting as promptly as practicable all documentation to effect all necessary notices, reports, submissions and other filings and to obtain as promptly as practicable all consents, permits and approvals necessary or advisable to be obtained from any Person or any Governmental Entity and removing any injunctions or other impediments or delays, legal or otherwise, which are necessary in order to consummate the transactions contemplated by this Agreement. The parties hereto will take promptly all actions necessary to make any filings required of the parties or their respective Affiliates under the HSR Act and, in any case, will make such filings within five (5) Business Days from the date hereof. In case, at any time after the Closing, any further action is necessary to carry out the purposes of this Agreement and the transactions contemplated by this Agreement, the parties hereto will, and will cause their respective Affiliates to, take all such necessary action.

(b) Notwithstanding anything in this Agreement to the contrary, including Section 6.4(a), the parties hereby agree and acknowledge that none of the parties will have any obligation to make any payment in respect of obtaining any consent, permit or approval from any Person, other than standard filing and application fees to Governmental Entities, and that the parties shall have no obligation, in connection with applying for or receiving clearance, consent, authorization or any other permission from any Governmental Entity for the consummation of the transactions contemplated by this Agreement, to: (i)(A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, before or after the Closing, of any assets, licenses, operations, rights, product lines, businesses or interest therein of such party (or any of its Subsidiaries or Affiliates) or the Business, or (ii) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of such party (or any of its Subsidiaries or Affiliates), or the Business; provided, that, the Company, at the request of the Parent, shall take any or all of the actions described in clauses (i) and (ii) above so long as such actions are conditioned upon, and take effect after, the consummation of the transactions contemplated by this Agreement.

(c) Subject to applicable Laws relating to the exchange of information, Parent and Phoenix shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent, Merger Sub, Phoenix, and Phoenix’s Subsidiaries and the Business, as the case may be, that appears in any filing made with, or written materials submitted to, any Person and/or any Governmental Entity in connection with the transactions contemplated by this Agreement. The parties hereto will, and will cause their respective Affiliates to, respond promptly under the circumstances to any requests for additional information by any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, the parties hereto shall act reasonably and as promptly as practicable.

(d) Subject to applicable Laws relating to the exchange of information, each of Parent and Phoenix shall, and shall cause their respective Affiliates to, upon request by the other, furnish the other with all information concerning itself, its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, submission, filing, notice or application made by or on behalf of any of Parent or Phoenix or any of their respective Affiliates to any Person or any Governmental Entity in connection with the approval of or consent to the transactions contemplated by this Agreement.

(e) Subject to applicable Laws relating to the exchange of information, (i) the parties hereto shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or Phoenix or any of their respective Affiliates, as the case may be, from any Person or any Governmental Entity with respect to the transactions contemplated by this Agreement; and (ii) permit the other party to review any material communication given by it to, and consult with each other in advance of any communication, meeting or conference with, any Governmental Entity or, in connection with any judicial or administrative proceeding by a private party, with any other Person.

Section 6.5 Compliance with ISRA.

(a) Parent and Merger Sub shall have received for each parcel of Real Property owned, leased or operated by the Company in the State of New Jersey, any and all authorizations from the New Jersey Department of Environmental Protection (“NJDEP“) that are required pursuant to ISRA to consummate the transactions contemplated by this Agreement. To that end, promptly after the execution of this Agreement, the Company shall apply to the NJDEP for a letter of nonapplicability (“LNA“) confirming that the transactions contemplated by this Agreement and the Ancillary Documents are not subject to the requirements of ISRA. In the event that the Company shall not have obtained an LNA within fourteen (14) days of the execution of this Agreement, the Company shall apply to the NJDEP for a remediation agreement for the 40 Green Pond Road, Rockaway New Jersey leasehold (the “New Jersey Property “), to permit the consummation of the transaction prior to ISRA compliance pursuant to N.J.S.A. 13:1K-9 (the “Remediation Agreement“). Such LNA or Remediation Agreement, as the case may be, shall be referred to herein as “ISRA Closing Compliance.”

(b) In the event the ISRA Closing Compliance shall be the Remediation Agreement, such Remediation Agreement shall be deemed “disclosed” on Section 9.2(a)(vi) of the Disclosure Schedules as of the execution date of this Agreement. Therefore, without limitation, Parent Indemnified Parties reserve the right pursuant to Section 9.4(g) below to “defend” the Remediation Agreement (which shall be deemed a Third Party Claim of NJDEP for these purposes), and any Losses directly or indirectly relating to, arising out of or resulting from compliance with such Remediation Agreement (including but not limited to compliance with remedial investigation requirements and/or remedial action requirements) as may be reasonably necessary to obtain ISRA Compliance shall be indemnified pursuant to Section 9.2(a) below. Notwithstanding the foregoing, the Company initially shall bear the cost up to a maximum of $150,000 to establish a remediation funding source pursuant to N.J.A.C. 7:26C (“Funding Source“) and to maintain that Funding Source until the completion of remediation. After NJDEP approves completion of the remediation (and releases the Funding Source, if applicable, to the Company), Parent Indemnified Parties shall determine the amount of any Losses directly or indirectly relating to, arising out of or resulting from establishing and maintaining the Funding Source, which Losses shall be indemnified pursuant to Section 9.2(a) at that time. The Company and Stockholders’ Representative shall each provide the other with copies of all documents submitted to and received from NJDEP in connection with the Remediation Agreement. The term “ISRA Compliance” as used herein shall mean a no further action letter from the NJDEP approving the Company’s negative declaration or the Company’s implementation of a remedial action workplan. The Indemnifying Party shall not be liable for any Losses in connection with this Section 6.5 arising directly or indirectly from Hazardous Substances released after the Closing Date; provided, however, that continued migration of Hazardous Substances released prior to the Closing Date shall not be considered a “release after the Closing Date.”

Section 6.6 Approval by Stockholders and ESBOP Participants.

(a) Immediately following the execution of this Agreement (and in no event later than five (5) Business Days following the date of execution of this Agreement), the Company shall send, to each Stockholder who holds Non-Plan Shares who has not delivered its consent to this Agreement concurrently with the execution hereof, a disclosure and information statement (the “Information Statement“) describing the material terms of this Agreement, the Merger and the other transactions contemplated hereby and containing all information as required under the DGCL; provided that, before sending the Information Statement Company shall provide Parent with reasonable opportunity to review and comment upon such Information Statement. The Company shall include in the Information Statement that the board of directors of the Company (i) has determined that the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Stockholders of the Company, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) recommends the adoption of this Agreement by the stockholders of the Company. The Company shall use commercially reasonable best efforts to solicit from each Stockholder to whom an Information Statement has been delivered its consent in favor of the adoption of this Agreement and will take all other action reasonably necessary or advisable to secure such consent.

(b) Immediately following the execution of this Agreement (and in no event later than five (5) Business Days following the date of execution of this Agreement), the Company, in accordance with the requirements of applicable Law and the ESBOP, shall request the trustee of ESBOP (the “Plan Trustee“) to (i) send to each participant in ESBOP and whose shares of Phoenix Common Stock are held, for the benefit of such participant, by ESBOP (each such participant, “Plan Participant“) a disclosure and information statement (the “Participant Information Statement“) describing the material terms of this Agreement, the Merger and the other transactions contemplated hereby and containing such other facts and information as the Trustee may, in its discretion, include in the Participant Information Statement and (ii) solicit the consent of the Plan Participants to the Merger. The Company (i) hereby consents to the use or inclusion by the Plan Trustee in the Participant Information Statement of any of the information contained in the Information Statement, and (ii) agrees to promptly provide to the Plan Trustee any information that the Plan Trustee may request in connection with the preparation of the Participant Information Statement. If so requested by the Plan Trustee, the Company shall, within two (2) Business Days of such request, send to each Plan Participant a copy of the Information Statement (with such additions or amendments as the Plan Trustee may request) along with any other document that the Plan Trustee may request in connection with the matters described in this Section 6.6. The Company hereby agrees to take any and all actions as may be requested by the Plan Trustee, and to otherwise cooperate fully with the Plan Trustee, with respect to the matters described in this Section 6.6. The Company hereby agrees to use its reasonable best efforts to cause the Plan Trustee to vote upon the Merger and the other transactions contemplated hereby.

Section 6.7 Additional Financial Statements. Phoenix shall prepare and furnish to Parent as soon as they become available, and in any event not later than 20 days after the end of each fiscal month, an unaudited consolidated balance sheet and the related unaudited consolidated statement of income for Phoenix and its Subsidiaries for each full fiscal monthly period prior to the Closing, and Phoenix will prepare each of the additional unaudited financial statements on a basis consistent with the Financial Statements.

Section 6.8 Confidentiality. For a period of three years from the Closing Date, Principal Stockholders shall treat as confidential and shall safeguard any and all non-public or proprietary information, knowledge and data owned or held by Phoenix and its Subsidiaries as of Closing or otherwise Related to the Business by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Phoenix or its Affiliates used with respect thereto prior to the execution of this Agreement. The provisions of this Section 6.8 shall not apply to any information which (i) is or becomes publicly known through no fault of the Principal Stockholders, (ii) is disclosed to the Principal Stockholders on a non-confidential basis by a third party whom the Principal Stockholders believe after due inquiry is entitled to disclose it, or (iii) is required to be disclosed by law or legal process

Section 6.9 Tax Matters.

(a) Stockholders’ Liability for Taxes. Subject to Section 9.2(b), Stockholders who hold Non-Plan Shares and Optionholders shall be jointly and severally liable for and indemnify the Parent for (x) all Taxes imposed on all Stockholders and their Affiliates (other than Phoenix and its Subsidiaries) and (y) all Taxes imposed on Phoenix or any of its

Subsidiaries or for which Phoenix or any of its Subsidiaries may otherwise by liable (i) for any taxable year or period that ends on or before the Closing Date (a “Pre-Closing Tax Period“), and (ii) with respect to any taxable year or period beginning before and ending after the Closing Date (a “Straddle Period“), the portion of such taxable year or period ending on and including the Closing Date; provided, however, that in the case of clause (y) above, Stockholders who hold Non-Plan Shares and Optionholders shall be liable only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Closing Date Working Capital Statement and taken into account in determining the Purchase Price Adjustment Amount.

(b) Taxes for Short Taxable Year. For purposes of Section 6.9(a), whenever it is necessary to determine the Liability for Taxes for a portion of a Straddle Period, the determination of the Taxes for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date shall be determined by assuming that Phoenix had a taxable year or period which ended at the close of the Closing Date, except that (i) Taxes that cannot reasonably be apportioned on a short taxable year basis (such as property tax assessments) shall be apportioned on a time basis and (ii) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a time basis.

(c) Adjustment to Purchase Price. Any payment under Section 6.9(a) will be an adjustment to the Purchase Price to the extent permitted by applicable Law.

(d) Tax Returns. Parent shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to Phoenix or any of its Subsidiaries or the Business. All Tax Returns, to the extent they relate to Taxes of Phoenix or any of its Subsidiaries or the Business, shall be prepared and filed in a manner consistent with past practices. Stockholders of the Company shall pay Parent the Taxes for which such Stockholders are liable pursuant to this Section 6.9 (without duplicating amounts settled pursuant to the Purchase Price Adjustment Amount) but which are payable with Tax Returns to be filed by Parent pursuant to this Section 6.9(d) within 10 days prior to the due date for the filing of such Tax Returns. As promptly as practicable, but in no event less than 20 days prior to their due date, after Parent has completed the preparation of material Tax Returns that are required to be filed by or with respect to Phoenix or any of its Subsidiaries or the Business for Pre-Closing Tax Periods (“Pre-Closing Returns“) and Straddle Periods (“Straddle Returns“), Parent shall deliver copies of such completed Pre-Closing Returns or Straddle Returns to the Stockholders’ Representative for their review. The Stockholders’ Representative shall have a period of ten (10) Business Days to review and comment on such Pre-Closing Returns or Straddle Returns prior to their filing, such comments to be reasonably accepted by Parent. The Stockholders’ Representative and Parent mutually agree to consent to the filing as promptly as possible of such Pre-Closing Returns or Straddle Returns. In the event the Parties are unable to resolve any issue regarding a Pre-Closing Return or a Straddle Return within ten (10) Business Days after Parent has received such Pre-Closing Return or Straddle Return, the disputed issue shall be immediately submitted to the Accounting Firm to resolve in the final binding matter prior to the due date for such Pre-Closing Return or Straddle Return. The fees and expenses of the Accounting Firm shall be shared equally by the Principal Stockholders and Parent.

(e) Contest Provisions. Parent shall promptly notify the Stockholders’ Representative in writing upon receipt by Parent or any of its Affiliates or Phoenix or any of its Subsidiaries of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments which may materially affect the Tax Liabilities of Phoenix or any of its Subsidiaries for which the Stockholders who hold Non-Plan Shares and Optionholders would be required to indemnify Parent pursuant to Section 6.9(a), provided that failure to comply with this provision shall not affect Parent’s right to indemnification hereunder except to the extent such Stockholders have been materially prejudiced as a result of such failure. The Stockholders’ Representative shall have the right to represent Phoenix or any of its Subsidiaries’ interests in any Tax audit or administrative or court proceeding relating to taxable periods ending on or before the Closing Date, and to employ counsel of its choice at its expense. Notwithstanding the foregoing, the Stockholders’ Representative shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect the liability for Taxes attributable to Phoenix or any of its Subsidiaries for any period after the Closing Date to any extent (including the imposition of income Tax deficiencies, the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, or the reduction of loss or credit carryforwards) without the prior written consent of Parent. Such consent shall not be unreasonably withheld, and shall not be necessary to the extent that the Stockholders have indemnified Parent against the effects of any such settlement.

(f) The Stockholders’ Representative shall be entitled to participate at their expense in the defense of any claim for Taxes for a year or period beginning before and ending after the Closing Date to the extent such claim may be the subject of indemnification by the Stockholders pursuant to Section 6.9(a). Neither Parent nor Phoenix nor its Subsidiaries may agree to settle any tax claim for the portion of the year or period ending on the Closing Date which may be the subject of indemnification by the Stockholders under Section 6.9(a) without the prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld.

(g) Transfer Taxes. The Stockholders shall pay all of the transfer, sales and use Taxes arising from Merger and the other transactions contemplated by this Agreement.

(h) Assistance and Cooperation. After the Closing Date, each of the Stockholders’ Representative and Parent shall, at each party’s sole cost and expense:

(i) assist (and cause their respective Affiliates to assist) the other party in preparing any Tax Returns or reports which such other party is responsible for preparing and filing in accordance with this Section 6.9;

(ii) cooperate fully in preparing for any audits of, or disputes with Tax authorities regarding, any Tax Returns of Phoenix or any of its Subsidiaries or the Business;

(iii) make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating exclusively to Taxes of Phoenix or any of its Subsidiaries or the Business; or

(iv) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request.

(i) Survival of Obligations. The provisions of this Section 6.9 shall survive until 60 days after the expiration of the applicable statute of limitations, giving effect to any extensions thereof, it being understood that in the event notice of any claim for indemnification under this Section 6.9 is given within the applicable survival period, the provisions that are applicable to such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved.

(j) Refunds. The amount or economic benefit of any refunds, credits or offsets of Taxes of Phoenix, or any of its Subsidiaries, for any Pre-Closing Tax Period shall be for the account of the Stockholders; provided that any benefit from net operating losses and/or credit carryforwards of the Company as of the Closing Date, even if generated in Pre-Closing Tax Periods, shall be for the account of Parent. Notwithstanding the foregoing, any such refunds, credits or offsets of Taxes shall be for the account of Parent to the extent such refunds, credits or offsets of Taxes are attributable (determined on a marginal basis) to the carryback from a taxable year or period that begins after the Closing Date (a “Post-Closing Tax Period“) of items of loss, deduction or credit, or other Tax items, of Phoenix or any of its Subsidiaries (or any of their respective Affiliates, including Parent). The amount or economic benefit of any refunds, credits or offsets of Taxes of Phoenix or any of its Subsidiaries for any Post-Closing Tax Period shall be for the account of Parent. The amount or economic benefit of any refunds, credits or offsets of Taxes of Phoenix or any of its Subsidiaries for any Straddle Period shall be apportioned between Stockholders and Parent in accordance to the principles embodied in Section 6.9(b). Each party shall forward, and shall cause its Affiliates to forward, to the party entitled to receive the amount or economic benefit of a refund, credit or offset to Tax the amount of such refund, or the economic benefit of such credit or offset to Tax, within 10 days after such refund is received or after such credit or offset is actually allowed or applied against another Tax liability, as the case may be.

(k) Except as otherwise provided in this Section 6.9, the Stockholders shall indemnify the Parent for any Tax for which any such Stockholder is liable under this Section 6.9 at least five days prior to such Tax becoming due and owing.

Section 6.10 Injunctive Relief; Limitation on Scope. Phoenix acknowledges that any breach or threatened breach of the provisions of Section 6.8 of this Agreement will cause irreparable injury to Parent, Merger Sub and their Affiliates for which an adequate monetary remedy may not exist. Accordingly, in the event of any such breach or threatened breach, Parent, Merger Sub and/or such Affiliates shall be entitled, in addition to the exercise of other remedies, to seek and obtain injunctive relief, without necessity of posting a bond, restraining Phoenix from committing such breach or threatened breach. The right provided under this Section 6.10 shall be in addition to, and not in lieu of, any other rights and remedies available to Parent or such Affiliates.

Section 6.11 Public Disclosure. The parties hereto agree that, promptly after the entering into of this Agreement, they shall issue a joint press release announcing the entering into of this Agreement, which press release shall be in form and substance satisfactory to all the parties hereto. The parties hereto shall consult with each other regarding all communications with Employees and the customers and suppliers of Phoenix and its Subsidiaries and the Business and any other Persons having dealings with Phoenix or any of its Subsidiaries or the Business regarding the transactions contemplated by this Agreement and any matters in respect thereof.

Section 6.12 Notes Tender and Redemption; Termination of Indebtedness.

(a) As promptly as reasonably practicable after the date hereof, the Company shall commence, in compliance with the terms of the Notes and applicable Law and SEC rules and regulations, (i) one or more offers (the “Debt Offer“) to purchase any and all of the outstanding Notes at a price equal to 101% of the aggregate principal amount of the Notes, along with accrued and unpaid interest and (ii) one or more solicitations as part of the Debt Offer (the “Solicitation“) of consents to amend the indenture dated February 2, 1999, as amended and supplemented (the “Indenture“), governing the Notes from the holders of not less than a majority in aggregate principal amount of the Notes outstanding at the time of the Debt Offer (the consents from the required holders, the “Requisite Consents“) to eliminate substantially all of the restrictive covenants and to eliminate or modify certain events of default and certain other provisions contained in the Indenture as determined by Parent. To the extent that, as of the expiration date of the Debt Offer (including any extension(s) thereof), 90% or more (but less than 100%) of the Notes are tendered in the Debt Offer, the Company, at Parent’s sole election, shall either extend the Debt Offer one or more times or promptly call the Notes for redemption and satisfy and discharge (on a date and at a time agreed by the Company and Parent), in compliance with the terms of the Notes and applicable Law and SEC rules and regulations, all of the remaining Notes not purchased in the Debt Offer at a price equal to 100% of the aggregate principal amount of the Notes, along with accrued and unpaid interest (the “Redemption“).

(b) In connection with any Debt Offer, Solicitation or Redemption commenced by the Company, Company shall prepare all necessary and appropriate documentation, including the offer to purchase, the terms of the consent, related letters of transmittal and other related documents (collectively, the “Debt Documents“). All mailings to the holders of the Notes in connection with any Debt Offer, Solicitation or Redemption shall be subject to the prior review and comment by each of the Company and Parent and shall be reasonably acceptable to each of them. Each of Parent, Merger Sub and the Company shall cooperate, and each of Parent, Merger Sub and the Company shall use its reasonable best efforts to cause its respective representatives to cooperate, with each other in connection with any Debt Offer, Solicitation and Redemption (including the preparation of the Debt Documents) and use reasonable best efforts to cause the settlement of the Debt Offer to occur prior to or simultaneously with the Effective Time. The Company shall waive any of the conditions to the Debt Offer (other than that the Merger shall have been consummated) as may be reasonably requested by Parent in writing and shall not, without the written consent of Parent, waive any condition to the Debt Offer or make any changes to the Debt Offer other than as agreed between Parent and the Company. The Company need not make any change to the terms and conditions of the Debt Offer without the prior written consent of Parent, which shall not be unreasonably withheld, provided that such consent shall not be required for an increase in any consideration payable in the Debt Offer or for any change that is not material.

(c) The Company shall use its reasonable best efforts to obtain the Requisite Consents. Promptly upon receipt of the Requisite Consents permitting the contemplated amendment of the Indenture governing the Notes and upon the request of Parent, the Company shall enter into a supplemental indenture reflecting the amendments to the Indenture approved by the Requisite Consents and shall use its reasonable best efforts to cause the Indenture trustee to promptly enter into such supplemental indenture; provided that the amendments contained in such supplemental indenture shall become effective upon signing, but not operative until the acceptance for purchase of tendered Notes substantially concurrent with the Effective Time. Simultaneously with the Closing, Parent will wire to the Company a portion of the Gross Purchase Price in an amount necessary to pay for tendered and redeemed Notes and consents in accordance with the terms of the Debt Offer, the Solicitation and the Redemption, and the Company shall use such funds to pay for tendered and redeemed Notes and consents in accordance with the terms of the Debt Offer, the Solicitation and the Redemption and pay all related fees and expenses and the Company shall accept for purchase the Notes. If, at any time prior to the completion of any Debt Offer, Solicitation or the Redemption, any information in the Debt Documents should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Debt Documents so that the Debt Documents shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated by the Company to the holders of the Notes. Notwithstanding anything to the contrary in this Section 6.12(c), the Company shall comply with the requirements of Rule 14e-1 under the U.S. Securities Exchange Act of 1934, as amended, and any other applicable Law to the extent such Laws are applicable in connection with any Debt Offer and Solicitation. To the extent that the provisions of any applicable Law conflict with this Section 6.12(c), the Company shall comply with the applicable Law and shall not be deemed to have breached its obligations hereunder by such compliance.

(d) In connection with any Debt Offer or Solicitation, the Company may select one or more dealer managers, solicitation agents or other agents to provide assistance in connection therewith, subject to Parent’s consent which shall not be unreasonably withheld or delayed. The Company shall enter into one or more dealer manager agreements with such Persons in form and substance reasonably satisfactory to the Company and Parent. The Company shall pay (or cause to be paid) out of the Gross Purchase Price the reasonable fees and expenses of any dealer manager, information agent, depositary or other agent retained in connection with any Debt Offer and/or Solicitation.

(e) In addition to the foregoing, simultaneously with the Closing, the Company shall, and Principal Stockholders shall cause the Company to, terminate the Credit Agreement and discharge all other Indebtedness relating to the Company or its Subsidiaries.

Section 6.13 No Shop; Other Offers. Unless and until this Agreement is terminated as provided herein, prior to the consummation of the Merger, each of the Company, the Principal Stockholders and the Stockholders’ Representative agree not to (and shall cause each of their respective representatives, officers, directors, employees, agents and Affiliates not to either (a) (i) solicit, initiate, facilitate or encourage submission of proposals or offers, (ii) direct any other party to solicit, initiate, facilitate or encourage submission of proposals or offers, (iii) respond to any submission, proposal, offer, solicitation or inquiry, (iv) continue or engage in any negotiations or discussion with any person or party, in each case, relating, directly or indirectly, to any merger, consolidation, acquisition or purchase of all or a portion (except for the sale of products and services in the Ordinary Course of the Business) of the Company’s or any of its Subsidiaries’ assets or all or any portion of the capital stock, other equity interest of the Company or any of its Subsidiaries or other equity investment or business combination with the Company or any of its Subsidiaries, or (b) otherwise participate in any discussions or negotiations regarding, or cooperate in any way with, or assist or participate, facilitate or encourage, any effort or attempt by any person or party to do or seek to do any of the foregoing. Unless and until this Agreement is terminated as provided herein, prior to the consummation of the Merger, the Company shall not furnish to any person or party other than Parent or Merger Sub and their representatives any non-public information with respect to an acquisition, business combination or purchase of all or a portion of the capital stock or all or a portion (except for the sale of products and services in the Ordinary Course of the Business) of assets of the Company or any of its Subsidiaries. If the Company, any officers or directors, the Stockholders’ Representative or the Principal Stockholders receive any proposal regarding a transaction described above, then the Company, any officers or directors, the Stockholders’ Representative or the Principal Stockholders, as applicable, shall promptly notify Parent of the existence, material terms and status of any such inquiry or proposal.

Section 6.14 Further Assurances. From time to time after the Closing Date, each party hereto shall, and shall cause its Affiliates, promptly to execute, acknowledge and deliver any other assurances or documents or instruments of transfer reasonably requested by the other party hereto and necessary for the requesting party to satisfy its obligations hereunder or to obtain the benefits of the transactions contemplated hereby.

Section 6.15 Directors’ and Officers’ Insurance. For the persons who, as of the date of this Agreement, are covered by Phoenix’s directors’ and officers’ liability insurance policies that provide coverage for events occurring at or prior to the Closing Date, Phoenix shall purchase prior to the Closing Date, and Parent or Surviving Corporation shall maintain for a period of not less than six years from the Closing Date, a “tail” policy that is no less favorable in both amount and terms and conditions of coverage than the existing policies of the Company

(true and complete copies of which have previously been made available to the Parent) from insurance carriers with financial strength ratings equal to or greater than the financial strength ratings of Phoenix’s existing directors’ and officers’ liability insurance carriers; provided, that in no event shall Phoenix purchase a policy under this Section 6.14 that may require Parent or Surviving Corporation, after the Closing Date, to pay aggregate premiums for insurance under such policy in excess of 300% of the amount of the aggregate premiums paid by Phoenix in respect of such coverage for its most recently completed fiscal year; provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, Phoenix shall be obligated to obtain policies with the greatest coverage available for a cost not exceeding such amount.

Section 6.16 Notice under Section 262 of the DGCL.

(a) In accordance with the requirements of Section 262 of the DGCL, the Company shall provide in the Information Statement notice to each holder of Phoenix Common Stock who is entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for Shares and the Company shall prepare and deliver the Information Statement to such holders. The Company and the Surviving Corporation shall otherwise comply with Section 262.

(b) In accordance with the requirements of Section 228(e) of the DGCL, in the Information Statement the Company shall notify each holder of Phoenix Common Stock who did not execute the written consent approving and adopting this Agreement referenced in the recitals hereto of the corporate action taken thereby.

ARTICLE VII

CLOSING CONDITIONS

Section 7.1 Condition to Each Party’s Obligations. The respective obligations of Phoenix, Parent and Merger Sub to effect the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver) at or prior to the Closing Date of the following conditions:

(a) the waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated and the consents, notices, reports and other filings required to be made or obtained in connection with the transactions contemplated by this Agreement at or prior to the Closing under other competition Laws shall have been made or obtained; and

(b) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order (temporary, preliminary or permanent) that would restrain, enjoin or otherwise prohibit or make illegal the consummation of the transactions contemplated by this Agreement and no Governmental Entity shall have instituted any proceedings seeking any such Law or Order.

Section 7.2 Conditions to the Obligations of the Company. The obligations of Phoenix to effect the transactions contemplated by this Agreement shall be further subject to the fulfillment at or prior to the Closing Date of the following conditions, any one or more of which may be waived by Phoenix:

(a) Parent, as sole member of Merger Sub, shall have approved this Agreement and the transactions contemplated hereunder and shall have authorized the managers of Merger Sub to consummate this Agreement and the transactions contemplated hereunder;

(b) the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects, in each case as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct in all material respects as of such specified date);

(c) each of Parent and Merger Sub shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement required to be performed and complied with by it at or prior to the Closing Date; and

(d) Phoenix shall have received certificates dated the Closing Date and signed on behalf of Parent and Merger Sub by a duly authorized officer of Parent and Merger Sub to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(c) have been satisfied.

Section 7.3 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent to effect the transactions contemplated by this Agreement shall be further subject to the fulfillment at or prior to the Closing Date of the following conditions, any one or more of which may be waived by Parent:

(a) the representations and warranties of the Principal Stockholders and Phoenix set forth in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct and (ii) the representations and warranties of the Principal Stockholders and Phoenix set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct or true and correct in all material respects, as the case may be, as of such specified date) except that the representations and warranties set forth in Sections 3.1, 3.2, 4.1, 4.2 and 4.3 shall be true and correct.

(b) Principal Stockholders and Phoenix shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement required to be performed and complied with by Principal Stockholders or Phoenix, as the case may be, at or prior to the Closing Date;

(c) Parent shall have received a certificate dated the Closing Date from the Principal Stockholders and Phoenix to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied;

(d) all Phoenix Required Approvals shall have been obtained;

(e) since the date of this Agreement, there shall not have occurred or been discovered any change, event, circumstance or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(f) each party to the Ancillary Agreements (other than Parent or Merger Sub) shall have executed and delivered the Ancillary Agreements;

(g) duly executed UCC 3 termination statements, mortgage releases, together with a letter from each secured party or mortgagee, unconditionally agreeing to release the security interest held by such secured party against receipt of a stated sum representing the total amount owed by the Company to such secured party;

(h) the Company shall have delivered duly executed resignations of all of the directors and officers of the Company and the Subsidiaries, provided, that no such resignation of an officer or director from such position shall, in it of itself, constitute a termination of any such individual’s employment with the Company;

(i) the Stockholder Approval shall not have been rescinded;

(j) consummation of satisfactory employment or consulting arrangements with each of the individuals listed on Section 7.3(j) of the Disclosure Schedule;

(k) the Company shall have provided Parent with a statement, pursuant to Section 1.897-2(h) of the Treasury Regulations, certifying that an interest in the Company in not a U.S. real property interest within the meaning of Section 897(c)(1) of the Code;

(l) the Company’s independent accountants shall have completed the audit of Phoenix and its Subsidiaries with respect to the twelve months ended December 31, 2007 and delivered an audit opinion with respect thereto;

(m) the aggregate number of shares of Phoenix Common Stock that are Dissenting Shares shall not exceed 11% of the shares of Phoenix Common Stock outstanding immediately prior to the Effective Time;

(n) the Company shall have delivered to Parent duly executed letter agreements in form and substance reasonably satisfactory to Parent and its counsel, providing for the payment and cancellation of all of the outstanding Indebtedness (other than the Notes) as of the Closing Date;

(o) all conditions (other than the consummation of the Merger) to the purchase of the outstanding Notes in the Debt Offer and/or the Redemption shall have been satisfied and discharged in compliance with the terms of the Notes and applicable Law and as contemplated by the Debt Documents, and the Notes shall have been purchased in the Debt Offer and/or called for redemption and the Indenture satisfied and discharged in compliance with the terms of the Notes and applicable Law and as contemplated by the Debt Documents;

(p) The Company shall have received from the agent under its Credit Agreement a waiver with respect to the Debt Offer, the Solicitation and the Redemption;

(q) the Plan Trustee shall have voted upon this Agreement and the transactions contemplated hereunder; and

(r) the existing stockholders’ agreement shall have been terminated.

ARTICLE VIII

TERMINATION AND ABANDONMENT

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

(a) by mutual written consent of the Parent, Merger Sub and the Company;

(b) by either Parent or Company by giving written notice of such termination to Company or Parent, respectively, if any condition to either the obligations of Parent or Company to effect the transactions contemplated by this Agreement, respectively, under this Agreement, has not been satisfied or waived and the Effective Time shall not have occurred on or prior to April 30, 2008 (the “Termination Date“); provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach of a representation, warranty, covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date; provided, further that, if on a date that would otherwise have been the Termination Date the condition set forth in Section 7.1(a) is the only condition in Article VII (other than those conditions that by their terms are not to be satisfied until the Closing) that shall not have been satisfied or waived on or before such date, either the Company or Parent may unilaterally extend the Termination Date by up to two months, but in no event later than the earlier of (i) the tenth Business Day after satisfaction of the condition set forth in Section 7.1(a) and (ii) June 30, 2008, in which case the Termination Date shall be deemed for all purposes to be such later date;

(c) by either Parent or Company by giving written notice of such termination to Company or Parent, respectively, if any Order permanently enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement shall become final and non-appealable;

(d) by Parent (provided that each of Parent and Merger Sub is not in material breach of any of its representations, warranties, covenants or other agreements contained herein) if (i)(A) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied, and (B) such breach is not curable, or, if curable, is not cured within 15 calendar days after written notice of such breach is given to the Company by Parent, or (ii) there has been any event or development which has rendered impossible the satisfaction of any of the conditions set forth in Section 7.3 to the obligations of Parent and Merger Sub to effect the transactions contemplated by this Agreement; or

(e) by the Company (provided that the Company and Principal Stockholders are not in material breach of any of their representations, warranties, covenants or other agreements contained herein) if (i) (A) there has been a breach by Parent or Merger Sub of any of their representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case, such that the conditions set forth in Section 7.2(a) or Section 7.2(c) would not be satisfied, and (B) such breach is not curable, or, if curable, is not cured within 15 calendar days after written notice of such breach is given to Parent by the Company, or (ii) there has been any event or development which has rendered impossible the satisfaction of any of the conditions set forth in Section 7.2 to the obligations of the Company to effect the transactions contemplated by this Agreement.

Section 8.2 Procedure and Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall thereafter become void and have no effect. Except as contemplated by Section 8.3, if this Agreement is terminated as provided herein, no party hereto or its respective Affiliates or their directors, officers, employees or agents shall have any liability or further obligation to the other party hereto or their respective Affiliates, directors, officers, employees or agents, except (i) that nothing herein will relieve any party from liability for any intentional breach of this Agreement prior to such termination and (ii) that the obligations of the parties hereto contained in Section 8.2, Section 8.3, Section 10.3, Section 10.6 through Section 10.12, Section 10.15 and Section 10.16 shall survive any termination of this Agreement.

Section 8.3 Fees and Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, the Parent and Merger Sub on the one hand, and the Stockholders on the other hand, shall bear their own respective expenses (including all compensation and expenses of counsel, financial advisors, consultants, actuaries, trustees and independent accountants) incurred in connection with this Agreement and the transactions contemplated by this Agreement; provided, that the Parent and Phoenix will each pay half the costs associated with obtaining the approvals pursuant to the HSR Act.

ARTICLE IX

SURVIVAL AND INDEMNIFICATION

Section 9.1 Survival. The representations and warranties of the Principal Stockholders, Phoenix and Parent contained in this Agreement shall survive the Closing for the period set forth in this Section 9.1. All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate upon the expiration of eighteen months after the Closing Date, except that (i) the representations and warranties contained in Section 3.1, Section 3.2, Section 4.1, Section 4.2, Section 4.3, Section 4.10 (but only with respect to title or ownership), Section 4.11 (but only with respect to title or ownership), Section 4.19 (but only with respect to title to Shares under the ESBOP), Section 5.1 and Section 5.2 shall survive forever and (ii) the representations and warranties contained in Section 4.19, Section 4.20, Section 4.21 and Section 4.23 shall survive until 60 days after the expiration of the applicable statute of limitations, giving effect to any extensions thereof (each such period of time with respect to a representation or warranty, a “Survival Period”); it being understood that in the event notice of any claim for indemnification under Section 9.2(a) or Section 9.3(a) hereof has been given within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved. None of the representations and warranties set forth in this Agreement, including the Schedules or Exhibits hereto, shall be modified or affected by any investigation at any time made by or on behalf of any party hereto. All rights to indemnification contained in this Agreement shall survive the Closing in accordance with their terms. The covenants of Principal Stockholders and Parent contained in this Agreement shall survive the Closing.

Section 9.2 Indemnification by Stockholders.

(a) The Stockholders holding Non-Plan Shares and the Optionholders hereby agree that from and after the Closing they shall jointly and severally indemnify, defend and hold harmless Parent, Surviving Corporation and their Affiliates and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Parent Indemnified Parties” and, collectively with Seller Indemnified Parties (as defined in Section 9.3(a), the “Indemnified Parties”) from, against and in respect of any losses, charges, Liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, Taxes, interest, penalties, and costs and expenses (including removal costs, remediation costs, closure costs, fines, penalties and expenses of investigation and ongoing monitoring, reasonable attorneys’ fees, and reasonable out-of-pocket disbursements) (collectively, “Losses”) imposed on, sustained, incurred or suffered by, or asserted against, any of Parent Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to, arising out of or resulting from (i) subject to Section 9.2(b), any breach or inaccuracy of any representation or warranty made by the Principal Stockholders or Phoenix set forth in this Agreement or any document delivered pursuant to this Agreement; it being understood that for purposes of this Section 9.2(a) any qualifications as to materiality or Material Adverse Effect shall be disregarded for purposes of determining whether such representation or warranty was breached and the Losses in connection therewith; (ii) any breach of any covenant or agreement of the Principal Stockholders or Phoenix contained in this Agreement to be performed before or, with respect to the Principal Stockholders only, after the Closing Date; (iii) the matters set forth in Section 9.2(a)(iii) of the Disclosure Schedule; (iv) the exercise by Dissenting Stockholders of appraisal rights with respect to the Merger pursuant to Section 262 of the DGCL, including all costs and expenses incurred by a Parent Indemnified Party directly or indirectly relating to, arising out of or resulting from the exercise by Dissenting Stockholders of their rights to require an appraisal of their Dissenting Shares, and any amounts in excess of the Share Consideration paid by a Parent Indemnified Party to a Dissenting Stockholder; (v) those certain Executive Employment Agreements entered into by the Company with each of Louis LaSorsa, Edward Lieberman and John Carbone in excess of the amounts deducted under the calculation of the Purchase Price; (vi) the matters set forth in Section 9.2(a)(vi) of the Disclosure Schedule and (vii) the matter set forth in Section 9.2(a)(vii) of the Disclosure Schedule.

(b) Except with respect to any Losses incurred in connection with any breach or inaccuracy of any representation or warranty contained in Sections 3.1 through 3.3, Section 4.1, Section 4.2 (but only with respect to title or ownership), Section 4.3, Section 4.7(b), Section 4.7(c), Section 4.8(c), Section 4.10 (but only with respect to title or ownership), Section 4.11 (but only with respect to title or ownership), Section 4.21, Section 4.23, Section 4.24, Section 4.25 and Section 4.30, Stockholders holding Non-Plan Shares and the Optionholders shall not be liable to Parent Indemnified Parties for any Losses with respect to the matters contained in Section 9.2(a)(i) unless (i) the Losses therefrom exceed an aggregate amount equal to $750,000 (the “Threshold“); (ii) if such Losses in the aggregate exceed the Threshold, then the Stockholders holding Non-Plan Shares and the Optionholders shall be liable for the full amount of such Losses but only to the extent such aggregate Losses are in excess of the amount of the Threshold, and provided that the Stockholders holding Non-Plan Shares and the Optionholders shall not be liable for such Losses in excess of $22,200,000, and (iii) the Stockholders holding Non-Plan Shares and the Optionholders shall only be liable with respect to claims for indemnification made on or before the last day of the applicable Survival Period.

(c) In no event shall any Stockholder holding Non-Plan Shares or Optionholder, other than a Principal Stockholder, be liable to Parent Indemnified Parties under this Section 9.2 or under Section 6.9 for any Loss that exceeds such Stockholder’s portion of the Aggregate Stockholder Escrow Amount or such Optionholder’s portion of the Aggregate Optionholder Escrow Amount, and such Parent Indemnified Parties’ sole remedy against Stockholders holding Non-Plan Shares and Optionholders (other than the Principal Stockholders) for such liability shall be from funds held by the Escrow Agent.

Section 9.3 Indemnification by Parent.

(a) Parent hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless the Stockholders from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Stockholders, their

Affiliates and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Sellers Indemnified Parties“), whether in respect of third party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to, arising out of or resulting from (i) subject to Section 9.3(b), any breach or inaccuracy of any representation or warranty made by Parent or Merger Sub set forth in this Agreement or any document delivered pursuant to this Agreement; it being understood that for purposes of this Section 9.3(a) any qualifications as to materiality or material adverse effect contained in such representation or warranty shall be disregarded for purposes of determining whether such representation or warranty was breached; and (ii) any breach of a covenant or agreement of Parent or Merger Sub contained in this Agreement or any document delivered pursuant to this Agreement.

(b) Parent shall not be liable to the Seller Indemnified Parties for any Losses with respect to the matters contained in Section 9.3(a)(i) unless the Losses therefrom exceed an aggregate amount equal to the Threshold; (ii) if such Losses in the aggregate exceed $750,000, Parent shall be liable for the full amount of such Losses but only to the extent such aggregate Losses are in excess of the amount of the Threshold, and, provided that Parent shall not be liable for Losses in excess of $22,200,000, and (iii) Parent shall only be liable with respect to claims for indemnification made on or before the last day of the applicable Survival Period.

Section 9.4 Third Party Claim Indemnification Procedures.

(a) In the event that any written claim or demand for which an indemnifying party (an “Indemnifying Party“) may have liability to any Indemnified Party hereunder, other than those relating to Taxes (which are the subject of Section 6.9) is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third Party Claim“), such Indemnified Party shall promptly notify the Indemnifying Party in writing of such Third Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice“); provided, however, that the failure to timely give a Claim Notice shall affect the rights of an Indemnified Party hereunder only to the extent that such failure has a material prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall have 30 days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period“) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim with counsel approved by the Indemnified Party (which approval may not be unreasonably withheld, delayed or conditioned); it being understood that by assuming the defense of a Third Party Claim the Indemnifying Party shall conclusively acknowledge its obligation to indemnify the Indemnified Party with respect to all matters in such Third Party Claim, other than to the extent of any Losses caused by the bad faith act, willful misconduct, gross negligence or violation of the terms of this Agreement by the Indemnified Party or with respect to any and all Third Party Claims that are settled by the Indemnified Party without the prior written consent of the Indemnifying Party.

(b) In the event that the Indemnifying Party notifies in writing the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense, with counsel satisfactory to the Indemnified Party (which approval may not be unreasonably withheld, delayed or conditioned) at the Indemnifying Party’s expense; provided, that, in the event that the Indemnifying Party under this Section 9.4 is a Stockholder and to the extent that the Losses for which indemnification is sought from all Stockholders exceeds $100,000 and the Escrow Account has been exhausted, at the reasonable request of the Indemnified Party, the Principal Stockholders shall be obligated to provide the Indemnified Party with reasonably satisfactory security adequate (in such Indemnified Party’s reasonable discretion) to protect such Indemnified Party against any Losses for which indemnification is sought. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at such Indemnified Party’s expense. The Indemnified Party shall participate in any such defense at its expense unless (i) the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded, based on the opinion of its outside counsel, that representation of both parties by the same counsel would be inappropriate due to actual or reasonably likely differing interests between them or (ii) as provided in the first sentence of Section 9.4(c). The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would result in (i) restriction on the future activity or conduct of the Indemnified Party or any of its Affiliates, (ii) a finding or admission of a violation of Law, (iii) a finding or admission that would have an adverse effect on other claims, that are not fully indemnified hereunder, made or threatened against the Indemnified Party or any of its Affiliates or (iv) any monetary liability of the Indemnified Party that will not be promptly paid or reimbursed by the Indemnifying Party.

(c) If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely written notice of its desire to so defend or otherwise or (ii) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within 10 days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. The Indemnified Party shall not settle a Third Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

(d) The Indemnified Party and the Indemnifying Party shall cooperate in all reasonable respects in order to ensure the proper and adequate defense of a Third Party Claim,

including by providing reasonable access to each other’s relevant business records and other documents, and employees; it being understood that the costs and expenses of the Indemnified Party relating thereto shall be Losses.

(e) The Indemnified Party and the Indemnifying Party shall keep each other fully informed concerning the status of such Third Party Claim and any related proceedings at all stages thereof.

(f) The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(g)

(i) Notwithstanding the terms of this Section 9.4, and consistent with the terms of Section 6.5 above (ISRA), the Parent Indemnified Parties reserve the right (but not the obligation) to defend at the reasonable cost and expense of the Indemnifying Party any Third Party Claim, directly or indirectly, relating to, arising out of or resulting from the matters set forth on Section 9.2(a)(vi) of the Disclosure Schedule or a breach of a representation or warranty under Section 4.21 (Environmental). Parent Indemnified Parties shall give written notice to Stockholders’ Representative of any Third Party Claim for which Parent Indemnified Parties are assuming the defense; it being understood that neither the Parent Indemnified Parties’ right to indemnification nor the scope of any indemnification shall be adversely affected by assuming the defense of such Third Party Claim.

(ii) Any Losses incurred by the Parent Indemnified Parties in the performance of any investigation or remediation pursuant to this Section 9.4(g) must be reasonably necessary to defend the Third Party Claim in question. The Parent Indemnified Parties shall keep the Indemnifying Party reasonably informed concerning the status of any Third Party Claim the defense of which was assumed pursuant to this Section 9.4(g) and shall provide all information concerning any such Third Party Claim that Stockholders’ Representative may reasonably request, including without limitation information concerning any investigation or remediation being performed by a Parent Indemnified Party. Without limiting the foregoing, the Parent Indemnified Parties shall provide the Stockholders’ Representative with copies of all documents to be submitted to any Governmental Entity in connection with any such investigation or remediation not less than five (5) Business Days prior to submission to the Governmental Entity. Notwithstanding the above, Parent Indemnified Parties may submit documents to a Governmental Entity in connection with any investigation or remediation without providing Stockholders’ Representative with copies five (5) Business Days prior, if Parent Indemnified Parties determine in their reasonable discretion that such submission is necessary, and if Parent Indemnified Parties exercise reasonable best efforts to provide a copy of any such submission to Stockholders’ Representative prior to submission to such Governmental Entity.

(iii) Upon request by the Stockholders’ Representative, the Parent Indemnified Parties shall cause the Company to assign to the Indemnifying Party any claims or causes of action against any third party to recover any costs incurred by the Indemnifying Party in connection with any indemnity for matters to which this Section 9.4(g) applies, whether or not such matters have been assumed as provided hereunder.

(h) Notwithstanding the terms of this Section 9.4, the Parent Indemnified Parties reserve the right (but not the obligation) to defend at the reasonable cost and expense of the Indemnifying Party any Third Party Claim, directly or indirectly, relating to, arising out of or resulting from (i) the matters set forth in Section 9.2(a)(vi) of the Disclosure Schedule or a breach of a representation or warranty under Section 4.21 (Environmental), or (ii) allegations of non-compliance with any Environmental Law in connection with operation of the Business or the need for any response to Environmental Conditions at any property owned or leased by Phoenix at or prior to the Effective Time. A Parent Indemnified Party shall give written notice to Stockholders’ Representative of any Third Party Claim for which such Parent Indemnified Party is assuming the defense; it being understood that neither the Parent Indemnified Party’s right to indemnification nor the scope of any indemnification shall be adversely affected by assuming the defense of such Third Party Claim.

Section 9.5 Direct Claims. If an Indemnified Party wishes to make a claim for indemnification hereunder for a Loss that does not result from a Third Party Claim (a “Direct Claim“), the Indemnified Party shall notify the Indemnifying Party in writing of such Direct Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Direct Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto. The Indemnifying Party shall have a period of 30 days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such 30-day period, the Indemnifying Party will be deemed to have accepted the Direct Claim. If the Indemnifying Party rejects all or any part of the Direct Claim, the Indemnified Person shall be free to seek enforcement of its rights to indemnification under this Agreement (subject to the terms of the Escrow Agreement, as applicable) with respect to such Direct Claim.

Section 9.6 Calculation of Indemnity Payments. The amount of Losses payable under this ARTICLE IX by the Indemnifying Party shall be reduced by any and all amounts actually received by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor. The parties agree that the Indemnified Party shall not have any obligation to pursue the recovery of any amounts under any insurance policy or from any other Person.

Section 9.7 Characterization of Indemnification Payments. Except as otherwise required by applicable Law, the parties shall treat any indemnification payment made hereunder as an adjustment to the Purchase Price.

Section 9.8 Payments.

(a) In the event a claim for indemnification or reimbursement under this ARTICLE IX by the Indemnifying Party shall have been finally determined, the Indemnifying Party shall pay all amounts payable pursuant to this ARTICLE IX, by wire transfer of immediately available funds, within five (5) Business Days following such final determination, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party; provided, that with respect to any Loss that the Indemnifying Party disputes, the Indemnifying Party shall promptly pay any amount of such Loss that is not in dispute. Any claim and the amount of the related Losses shall be “finally determined” when the parties to such claim have so determined by mutual written agreement or, if disputed, when a final and non-appealable Order of a court of competent jurisdiction shall have been entered concerning such matters. Except as stated in Section 9.9 below, the rights to indemnification and reimbursement under this ARTICLE IX shall not be subject to set-off for any claim by any Indemnifying Party against any Indemnified Party, whether or not arising from the same event giving rise to such Indemnified Party’s claim.

(b) Subject to Section 9.9, if at any time after the execution of this Agreement the Stockholders are obligated to pay to the Parent Indemnified Parties any amounts under Article IX or Section 6.9 of this Agreement, Parent Indemnified Parties shall first exercise their rights under the Escrow Agreement, if it is then in effect, and thereafter exercise any other remedies they have only against the Principal Stockholders.

(c) In the event a claim for indemnification or reimbursement under this ARTICLE IX is brought against Parent by the Stockholders’ Representative in respect of all Stockholders and Optionholders as a class, Parent shall pay any amounts it is obligated to pay in respect of such claims pursuant to this ARTICLE IX to the Stockholders’ Representative, who shall immediately distribute any such amounts received to (i) the Plan Trustee for distribution to all Stockholders who hold Shares through the ESBOP (in respect of such Shares) and (ii) to all Stockholders who hold Non-Plan Shares (in respect of such Non-Plan Shares) and Optionholders (in respect of Shares underlying such Options) on a pro rata basis. All reasonable and actual costs and third party expenses incurred by the Stockholders’ Representative in connection therewith shall be withheld by the Stockholders’ Representative from the release of any funds to be distributed to Stockholders and Optionholders.

Section 9.9 Exclusive Remedy. Except as provided in Section 6.9, the indemnification provided in this ARTICLE IX shall be the sole and exclusive post-Closing remedy available to any party hereto with respect to any breach of any representation, warranty, covenant or agreement in this Agreement, or otherwise in respect of the transactions contemplated by this Agreement, except as otherwise expressly provided in this Agreement, including pursuant to Section 2.11, and except for claims of, or causes of action arising from, fraud or intentional misconduct involving moral turpitude.

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1 Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement executed by Parent, Merger Sub and the Company; provided, that, if any such amendment modifies or in any manner amends the rights, obligations, representations or warranties of the Principal Stockholders hereunder, the consent of the Principal Stockholders shall also be required for any such modification or amendment.

Section 10.2 Waiver of Compliance; Consents. Any provision of this Agreement may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.3 No Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney or representative of Parent, Merger Sub or any of their Affiliates or of the Principal Stockholders shall have any liability for any obligations or liabilities of Principal Stockholders or of Parent and Merger Sub under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 10.4 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile; provided, that the facsimile is promptly confirmed by registered mail thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

(a) if to Parent or Merger Sub, or, after Closing, to the Surviving Corporation, to:

Visant Corporation

357 Main Street

Armonk, New York 10504

Telephone: (914) 595-8211

Facsimile: (914) 595-8237

Attention: Marie D. Hlavaty, Esq.

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-2000

Facsimile: (212) 455-2502

Attention: Gary I. Horowitz, Esq.

(b) if to Company prior to Closing, to:

Phoenix Color Corp.

18249 Phoenix Drive

Hagerstown, MD 21742

Telephone: (301) 733-0018

Facsimile: (240) 527-2593

Attention: Edward Lieberman

with a copy to:

Feldman Weinstein & Smith LLP

420 Lexington Avenue, Suite 2620

New York, NY 10170

Telephone: (212) 869-7000

Facsimile: (212) 997-4242

Attention: David N. Feldman, Esq.

(c) if to Principal Stockholders, to:

Louis LaSorsa

297 Weatherstone Drive

Waynesboro, PA 17268

Telephone: (717) 749-3670

with a copy to:

Feldman Weinstein & Smith LLP

420 Lexington Avenue, Suite 2620

New York, NY 10170

Telephone: (212) 869-7000

Facsimile: (212) 997-4242

Attention: David N. Feldman, Esq.

Any notice given by mail or of a change of address shall be effective only when received.

Section 10.5 Assignment. No party hereto may assign, by operation of Law or otherwise, any of its rights or obligations under this Agreement without the prior written consent of the other party hereto. Notwithstanding the foregoing, Parent and Merger Sub shall have the unrestricted right to assign this Agreement and to delegate all or any part of their obligations hereunder to any of their Affiliates, but no such assignment shall relieve Parent or Merger Sub of their obligations hereunder.

Section 10.6 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK AS TO ALL MATTERS, INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES.

Section 10.7 Counterparts. This Agreement and any amendments may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 10.8 Entire Agreement. This Agreement, the Escrow Agreement, the Confidentiality Agreement, and the Restrictive Covenant Agreements, including the Exhibits hereto and the documents, Schedules, certificates and instruments referred to herein, embody the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement, the Escrow Agreement, the Confidentiality Agreement and the Restrictive Covenant Agreements. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. This Agreement, the Escrow Agreement, the Confidentiality Agreement and the Restrictive Covenant Agreements supersede all prior agreements and understandings between the parties with respect to such transactions, including, without limitation, that certain letter of intent dated as of November 16, 2007, as amended and extended thereafter.

Section 10.9 SUBMISSION TO JURISDICTION; SELECTION OF FORUM. EACH PARTY HERETO AGREES THAT IT SHALL BRING ANY ACTION OR PROCEEDING IN RESPECT OF ANY CLAIM ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTAINED IN OR CONTEMPLATED BY THIS AGREEMENT, WHETHER IN TORT OR CONTRACT OR AT LAW OR IN EQUITY, EXCLUSIVELY IN ANY OF THE COURTS OF THE STATE OF NEW YORK LOCATED IN NEW YORK COUNTY OR ANY OF THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE SOUTHERN DISTRICT OF NEW YORK (THE “CHOSEN COURTS“) AND (I) IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE CHOSEN COURTS, (II) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN THE CHOSEN COURTS, (III) WAIVES ANY OBJECTION THAT THE CHOSEN COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY HERETO AND (IV) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 9.4 OF THIS AGREEMENT.

Section 10.10 WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 10.11 Remedies. The parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as provided in Article IX, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts under appropriate circumstances, in addition to any other remedy to which such party may be entitled, at law or in equity, subject to and in accordance with the terms of this Agreement.

Section 10.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision or portion of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.13 Section Headings. The Section and paragraph headings and table of contents contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 10.14 Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 10.15 Parties in Interest; No Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Principal Stockholders, Parent, Merger Sub or their respective successors, any rights, remedies or obligations under or by reason of this Agreement.

Section 10.16 Construction. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.17 Stockholders’ Representative.

(a) Each Stockholder who votes for or consents to the adoption of this Agreement (each, an “Approving Stockholder“) and the approval of the transactions contemplated hereby, including the Merger, shall irrevocably appoint Louis LaSorsa (and, if Mr. LaSorsa is unable or unwilling for any reason to continue, Edward Lieberman) as the Stockholders’ Representative on his or her behalf, with the same effect as if each of such Approving Stockholder had individually appointed such Stockholders’ Representative, with full power and authority to act in the name of and for and on behalf of each Approving Stockholder with respect to all matters arising in connection with, or related to, this Agreement and the Escrow Agreement and the transactions contemplated hereby and thereby. Each of the matters referred to in this Section 10.17 shall be deemed to have been accepted, agreed upon, acknowledged or consented to, as applicable, by each Approving Stockholder upon the vote or consent by such Approving Stockholder for the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger. The Stockholders’ Representative has been appointed (i) the agent and true and lawful attorney-in-fact of each Approving Stockholder, with full power of substitution, and with full capacity and authority in its sole discretion, to act in the name of and for and on behalf of each Approving Stockholder in connection with all matters arising out of, resulting from, contemplated by or related or incident to this Agreement and the Escrow Agreement, and (ii) the agent for service of process for each Approving Stockholder, and the Approving Stockholders have irrevocably consented to the service of any and all process in any action or proceeding arising out of or relating to this Agreement by the delivery of such process to the Stockholders’ Representative. Without limiting the generality of the foregoing, the power of the Stockholders’ Representative shall include the power to represent each Approving Stockholder with respect to all aspects of this Agreement and the Escrow Agreement, which power shall include, without limitation, the power to (i) receive any payment or transfer to be made pursuant to this Agreement or the Escrow Agreement, (ii) waive any and all conditions of this Agreement or the Escrow Agreement, (iii) amend this Agreement or the Escrow Agreement and any agreement executed in connection herewith or therewith in any respect, (iv) bring, assert, defend, negotiate or settle any claims or actions for indemnity pursuant to ARTICLE IX hereof, (v) retain legal counsel and be reimbursed by the Approving Stockholders for all fees, expenses and other charges of such legal counsel, (vi) receive notices or other communications, (vii) deliver any notices, certificates or other documents required, and (viii) take all such other action and to do all such other things as the Stockholders’ Representative deems necessary or advisable with respect to this Agreement and the Escrow Agreement. The Parent and Merger Sub shall have the absolute right and authority to rely upon the acts taken or omitted to be taken by the Stockholders’ Representative on behalf of the Approving Stockholders, and the Parent shall have no duty to inquire as to the acts and omissions of the Stockholders’ Representative. Each Approving Stockholder has acknowledged and agreed that (i) all deliveries by the Parent, including, without limitation, any payment, to the Stockholders’ Representative shall be deemed deliveries to the Stockholders, (ii) the Parent shall not have any liability with respect to any aspect of the distribution or communication of such deliveries between the Stockholders’ Representative and any Stockholder and (iii) any disclosure made to the Stockholders’ Representative by or on behalf of the Parent shall be deemed to be a disclosure made to each Stockholder. Each Approving Stockholder has agreed that any payment made by or on behalf of the Parent to the Stockholders’ Representative on any Stockholder’s behalf (including, without limitation, payments under this Agreement or the Escrow Agreement) shall be deemed a direct payment to such Stockholder, and such Stockholder shall have no recourse to the Parent in the event that such payment is not delivered to such Stockholder by the Stockholders’ Representative for any reason. In the event each of Mr. LaSorsa and Mr. Lieberman refuses to, or is no longer capable of, serving as the Stockholders’ Representative hereunder, the Approving Stockholders shall promptly appoint a successor Stockholders’ Representative who shall be reasonably acceptable to the Parent and shall thereafter be a successor Stockholders’ Representative hereunder, and the Stockholders’ Representative shall serve until such successor is duly appointed and qualified to act hereunder.

(b) The Approving Stockholders shall indemnify, defend and hold harmless the Stockholders’ Representative from and against any and all loss, liability, cost, damage and expense, including, without limitation, reasonable counsel fees and third party expenses which the Stockholders’ Representative may suffer or incur by reason of any action, claim or proceeding brought against the Stockholders’ Representative arising out of or relating in any way to this Agreement, the Escrow Agreement or any transaction to which this Agreement relates, unless such losses, liabilities, costs damages and expenses shall have been finally adjudicated to have resulted from the willful misconduct or gross negligence of the Stockholders’ Representative.

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IN WITNESS WHEREOF, this Agreement has been signed on behalf of each of the parties hereto as of the date first written above.

VISANT CORPORATION

By:	/s/ Marc L. Reisch

Name: Marc L. Reisch Title: CEO

PHOENIX COLOR CORP.

By:	/s/ Louis LaSorsa

Name: Louis LaSorsa Title: Chief Executive Officer

COYOTE HOLDCO ACQUISITION COMPANY LLC

By:	/s/ Marie D. Hlavaty

Name: Marie D. Hlavaty Title: SVP

LOUIS LASORSA, IN HIS CAPACITY AS STOCKHOLDERS’ REPRESENTATIVE

/s/ Louis LaSorsa

LOUIS LASORSA

/s/ Louis LaSorsa

EDWARD LIEBERMAN

/s/ Edward Lieberman

JOHN BIANCOLLI

/s/ John Biancolli

JOHN CARBONE

/s/ John Carbone

BRUNO JUNG

/s/ Bruno Jung